Exhibit 99.3

UNDERWRITING AGREEMENT

April 13, 2026

NOUVEAU MONDE GRAPHITE INC.
481, rue Brassard, Saint-Michel-Des-Saints
Québec, J0K 3B0, Canada

Dear Sirs and Madams:

Re: Offering of Subscription Receipts of Nouveau Monde Graphite Inc.

BMO Nesbitt Burns Inc. and National Bank Financial Inc., as Bookrunners (as defined herein), ATB Capital Markets Corp., H.C. Wainwright & Co., LLC, Maxim Group LLC and Roth Canada, Inc. (collectively, the “Underwriters”) understand that Nouveau Monde Graphite Inc. (the “Corporation”) proposes to issue and sell 45,600,000 Subscription Receipts (as defined herein) at a purchase price of $1.84 per Subscription Receipt (the “Offering Price”). The 45,600,000 Subscription Receipts to be issued and sold at the Closing Time (as defined herein) are collectively referred to as the “Underwritten Securities”. The Corporation also proposes to issue and sell, at the election of the Underwriters, up to an additional 6,840,000 Subscription Receipts (the “Over-Allotment Securities”) pursuant to the due and proper exercise of the Over-Allotment Option (as defined herein) at the Offering Price.

Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth, offer to purchase from the Corporation and, by its acceptance hereof, the Corporation agrees to sell to the Underwriters all, but not less than all, of the Underwritten Securities at the Offering Price, being an aggregate purchase price of $83,904,000. The closing of the purchase and sale of the Underwritten Securities will take place at the Closing Time on the Closing Date (as defined herein) as more particularly described herein.

Each Subscription Receipt will entitle the holder either:

(a)	to receive, without any further action on the part of the holder thereof and without payment of additional consideration, one (1) common share of the Corporation (each a “Common Share” and collectively, the “Common Shares”) upon the satisfaction of the Escrow Release Conditions (as defined herein); or

(b)	if the Escrow Release Notice and Direction (as defined herein) is not delivered to the Subscription Receipt Agent (as defined herein) on or prior to the Termination Time (as defined herein) (unless extended by the Corporation with the prior written consent of the Bookrunners), (ii) a “termination event” occurs, as such term is defined in the Subscription Receipt Agreement (as defined herein); (iii) the Corporation advises the Bookrunners, on behalf of the Underwriters, and the Subscription Receipt Agent or announces to the public that it does not intend to proceed with obtaining the Shareholder Approvals (as defined herein) or completing the Concurrent Private Placement (as defined herein) (each, a “Termination Event” and the date on which such Termination Time occurs, the “Termination Date”), the Subscription Receipt Agent will pay to each holder of Subscription Receipts, no earlier than the third business day following the Termination Date, an amount per Subscription Receipt (the “Termination Payment”) equal to the Offering Price in respect of such Subscription Receipt, plus such holder’s proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds (as defined herein), calculated from the Closing Date up to but excluding the Termination Date (“Earned Interest”), net of any applicable withholding taxes. The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, provided that if the balance of the Escrowed Funds at the Termination Time is insufficient to cover the aggregate amount of the Termination Payments payable to the holders of Subscription Receipts, pursuant to the Subscription Receipt Agreement, the Corporation will be required to pay to the Subscription Receipt Agent, as agent on behalf of the holders of Subscription Receipts, the deficiency between the amount of Escrowed Funds at the Termination Time and the aggregate of the Termination Payments due to the holders of Subscription Receipts.

The gross proceeds of the offering of the Subscription Receipts contemplated hereby (the “Offering”) less the Non-Escrowed Underwriting Fee (as defined herein) will, from the Closing Date until the earlier of the delivery of the Escrow Release Notice and Direction and the Termination Time, be held in escrow by the Subscription Receipt Agent (such amount together with Earned Interest thereon from time to time, the “Escrowed Funds”) and deposited or invested, as the case may be, in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada, a province of Canada or issued by a Canadian chartered bank (and other permitted investments), to be maintained by the Subscription Receipt Agent as specified in the Subscription Receipt Agreement. On or immediately after the Concurrent Private Placement Closing (as defined herein), the Corporation will deliver the Escrow Release Notice and Direction, and the Escrowed Funds, less the Escrowed Underwriting Fee (as defined herein), will be released by the Subscription Receipt Agent to or at the direction of the Corporation.

The Underwriters understand that the Corporation has filed a Final Base Shelf Prospectus (as defined herein) relating to the qualification for distribution of the Shelf Securities (as defined herein) in each of the Provinces (as defined herein), and a Registration Statement (as defined herein) relating to the offer and sale of the Shelf Securities in the United States. The Underwriters further understand that the Corporation has prepared and filed (in the English and French languages, as appropriate) with the Securities Commissions (as defined herein) in the Provinces the Canadian Preliminary Prospectus Supplement (as defined herein) and has prepared and filed with the SEC (as defined herein) the U.S. Preliminary Prospectus Supplement (as defined herein).

The Underwriters also understand that the Corporation is prepared (a) to authorize and issue the Offered Securities (as defined herein), and (b) to prepare and file, in accordance with the terms hereof, (i) a (final) Prospectus Supplement and all necessary related documents in order to qualify the distribution of the Offered Securities in each of the Provinces, and (ii) a (final) prospectus supplement in relation to the Offered Securities with the SEC.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus Supplement,” “Canadian Preliminary Prospectus Supplement,” “Disclosure Package”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents, if any, incorporated by reference therein, from time to time. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Disclosure Package (as defined herein), the Preliminary Prospectuses (as defined herein) or the Prospectuses (as defined herein) or any free writing prospectus shall include all documents subsequently filed or furnished by the Corporation with or to the Securities Commissions and the SEC pursuant to Canadian Securities Laws (as defined herein) or U.S. Exchange Act (as defined herein), as the case may be, that are deemed to be incorporated by reference therein.

In consideration of the Underwriters’ agreement to purchase the Underwritten Securities, the Corporation grants to the Underwriters the Over-Allotment Option, exercisable, in whole or in part, at any time and from time to time until the earlier of (a) 5:00 p.m. (Montréal time) on the day that is 30 days following the Closing Date; and (b) the Termination Date (the earliest such date, the “Over-Allotment Option Expiry Date”), to purchase from the Corporation the Over-Allotment Securities at the Over-Allotment Closing Time (as defined herein) for a purchase price per Over-Allotment Security purchased equal to the Offering Price, provided such Over-Allotment Securities are purchased by the Underwriters for the purpose of covering the Underwriters’ Over-Allocation Position (as defined herein), if any, and for market stabilization purposes and further provided the number of Over-Allotment Securities does not exceed the Underwriters’ Over-Allocation Position.

Each notice exercising the Over-Allotment Option to purchase the Over-Allotment Securities, in whole or in part, shall be given by the Bookrunners, on behalf of the Underwriters, to the Corporation on or before the Over-Allotment Option Expiry Date in the manner set forth in Section 16 and shall specify: (a) the number of Over-Allotment Securities to be purchased by the Underwriters; (b) the Over-Allotment Closing Date (as defined herein); and (c) the Over-Allotment Closing Time. Upon the furnishing of any such notice, the Underwriters shall be committed to purchase, severally and not jointly, in the respective percentages set forth in Section 13.1 and the Corporation shall be obligated to issue and sell, in accordance with the provisions hereof, the number of Over-Allotment Securities specified in such notice.

In consideration of (a) the Underwriters’ agreement to purchase the Underwritten Securities and to offer them to the public, which agreement will result from the acceptance of this offer by the Corporation; and (b) the services rendered and to be rendered by the Underwriters in connection with the foregoing, the Corporation agrees to pay to the Underwriters the Underwriting Fee (as defined herein) in accordance with the terms of this Agreement. The Corporation also agrees to pay to the Underwriters the Underwriting Fee on the aggregate purchase price of any Over-Allotment Securities purchased by the Underwriters pursuant to the Over-Allotment Option, in accordance with the terms of this Agreement. Of the total Underwriting Fee, 50% of the applicable Underwriting Fee (the “Non-Escrowed Underwriting Fee”) will be payable at the Closing Time or the applicable Over-Allotment Closing Time, if any, and the other 50% of the applicable Underwriting Fee (the “Escrowed Underwriting Fee”) will be payable from the Escrowed Funds upon satisfaction of the Escrow Release Conditions. If a Termination Event occurs, the Underwriting Fee will consist solely of the Non-Escrowed Underwriting Fee and the Underwriters will not be entitled to receive the Escrowed Underwriting Fee.

The gross proceeds from the purchase by the Underwriters for the Offered Securities shall be payable to the Subscription Receipt Agent at the Closing Time or the applicable Over-Allotment Closing Time, if any, less the Non-Escrowed Underwriting Fee.

For greater certainty, the services provided by the Underwriters in connection herewith for which the Underwriters are to receive the Underwriting Fee shall not be subject to the Goods and Services Tax provided for in the Excise Tax Act (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Canada Revenue Agency determines that the Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Underwriters shall cooperate with the Corporation in filing any objections and/or appeals, at the Corporation’s sole discretion and expense, of such an assessment or reassessment, and shall reimburse the Corporation forthwith for the amount of Goods and Services Tax paid upon receipt of a refund or payment from the Canada Revenue Agency in respect of same.

1.	DEFINITIONS	6
2.	COMPLIANCE WITH SECURITIES LAWS	19
3.	DELIVERY OF PROSPECTUS SUPPLEMENT AND RELATED DOCUMENTS	22
4.	ACCESS EQUALS DELIVERY and commercial copies of prospectus supplement	26
5.	DISTRIBUTION OF OFFERED SECURITIES	27
6.	MATERIAL CHANGES	29
7.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION	31
8.	CLOSING	60
9.	CONDITIONS PRECEDENT	61
10.	TERMINATION	67
11.	INDEMNIFICATION	70
12.	EXPENSES	73
13.	OBLIGATIONS OF THE UNDERWRITERS	74
14.	CONCURRENT OFFERINGS	75
15.	AUTHORITY TO BOOKRUNNERS	76
16.	NOTICES	76
17.	MISCELLANEOUS	77
Schedule A		1
Schedule B		1

TERMS AND CONDITIONS

The agreement resulting from the acceptance of this offer by the Corporation shall be subject to the following terms and conditions:

1.	DEFINITIONS

1.1	In this Agreement and the Schedules attached hereto, the following terms have the meanings indicated:

“affiliate” and “subsidiary” shall have the meanings attributed thereto in the Securities Act (Québec);

“Agreement”, “hereto”, “herein”, “hereunder”, “hereof” and similar expressions mean and refer to the agreement between the Corporation and the Underwriters resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter and not to any particular paragraph or other part of this Agreement;

“AMF” means Autorité des marchés financiers (Québec);

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, guidelines, or the terms and conditions of any Authorizations, including any judicial or administrative interpretation thereof, of any Governmental Authority, including for certainty with respect to all Environmental Laws;

“Anti-Money Laundering Laws” has the meaning ascribed to such term in Section 7.1(zz) of this Agreement;

“Authorizations” means any regulatory licenses, approvals, permits, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws;

“Battery Material Plants” means, collectively, (i) the phase-2 battery anode facility project of the Corporation, with annual average capacity of approximately 44,000 tonnes per year of high-capacity active anode material, and (ii) the phase-2 battery anode facility project of the Corporation, with an annual average capacity of approximately 13,000 tonnes per year of high-capacity active anode material, in each case located on the Bécancour Property;

“Bécancour Property” means the property located in Bécancour, Québec, comprised of a 142,945.8-m2 brownfield site that includes a 22,000-m2 facility, large storing and logistics area, and a contiguous 199,138.7-m2 greenfield site;

“Bookrunners” means, collectively, BMO Nesbitt Burns Inc. and National Bank Financial Inc., in their capacities as joint bookrunners for the Offering;

“Business Day” means a day on which each of the TSX and the NYSE is open for trading and banking institutions are open for business in Montréal, Québec;

“Canadian Final Prospectus” means, together, the Final Base Shelf Prospectus and the Prospectus Supplement, including all documents incorporated therein by reference;

“Canadian Preliminary Prospectus Supplement” means the English and French language versions (unless the context indicates otherwise) of the preliminary prospectus supplement dated April 9, 2026 to the Final Base Shelf Prospectus relating to the distribution of the Offered Securities and to be used by the Underwriters prior to the filing of the Prospectus Supplement;

“Canadian Securities Laws” means the securities acts or similar statutes of the Provinces and all regulations, rules, instruments, policy statements, notices and blanket orders or rulings thereunder;

“Canadian Subsidiary” means any of Nouveau Monde District Inc., NMG Matawinie Inc. or NMG Bécancour Inc., all of which are referred to as the “Canadian Subsidiaries”;

“CBCA” means the Canada Business Corporations Act, as amended;

“CFPOA” has the meaning ascribed to such term in Section 7.1(aaa) of this Agreement;

“CGF” means Canada Growth Fund Inc.;

“CGF Investment Agreement” means the investment agreement dated December 20, 2024 between the Corporation and CGF;

“CGF Registration Rights” means the registration rights granted to CGF pursuant to the registration rights agreement dated December 20, 2024 between the Corporation and CGF;

“CGF Rights and Obligations” means the rights granted to CGF pursuant to the CGF Investment Agreement;

“Closing Date” means on or about April 16, 2026 or such other date not later than July 31, 2026 as the parties hereto may agree to in writing;

“Closing Time” means 8:00 a.m. (Eastern time) on the Closing Date or such other time on the Closing Date as the parties hereto may agree to in writing;

“Code” has the meaning ascribed to such term in Section 7.1(yyy) of this Agreement;

“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie executed on January 23, 2020, between the Corporation and the Municipalité de Saint-Michel-des-Saints;

“Common Shares” has the meaning ascribed thereto above;

“comparables” has the meaning ascribed thereto in NI 41-101;

“Concurrent Private Placement” means the non-brokered private placement for approximately $213 million with IQ, CGF and ENI, as contemplated by the Concurrent Subscription Agreements;

“Concurrent Private Placement Closing” means the consummation of the Concurrent Private Placement in accordance with the Concurrent Subscription Agreements;

“Concurrent Subscription Agreements” means the subscription agreements dated April 9, 2026 between the Corporation and each of IQ, CGF and ENI pursuant to which IQ, CGF and ENI will subscribe to an aggregate 115,847,791 Common Shares at the Offering Price;

“Contaminant” means and includes, without limitation, any pollutants, contaminants, chemicals, industrial, toxic or hazardous wastes, materials or substances, including an odor, a sound or a vibration, as defined or described as or otherwise determined to be hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant or a contaminant pursuant to any Environmental Laws, including a mixture thereof;

“Continuing Underwriter” has the meaning ascribed to such term in Section 13.2 of this Agreement;

“Corporation” has the meaning ascribed thereto above;

“Corporation Data” has the meaning ascribed to such term in Section 7.1(www) of this Agreement;

“Debt Instrument” means the IQ Convertible Note, the Deed of Hypothec, and any and all other loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees, security agreements or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or its subsidiaries are a party or to which their property or assets are otherwise bound;

“Defaulted Securities” “has the meaning ascribed to such term in Section 13.2 of this Agreement;

“Deed of Hypothec” means a hypothec securing the Corporation’s obligations created under the Pallinghurst Royalty Agreement, granted by the Corporation to Pallinghurst International under the terms of a Deed of Hypothec executed before Mtre Lyes ARFA, Notary, on August 29, 2022 and registered at the Quebec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580;

“Disclosure Package” means (i) the U.S. Base Shelf Prospectus, together with the U.S. Preliminary Prospectus Supplement, as amended and supplemented prior to the Initial Sale Time, (ii) the documents and pricing information identified in Schedule A hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter agree to include as part of the Disclosure Package;

“distribution” means “distribution” or “distribution to the public”, which terms have the meanings attributed thereto under applicable Canadian Securities Laws;

“DSU” means a deferred share unit that, upon settlement, entitles the recipient participant to acquire Common Shares subject to the conditions established under the Corporation’s Omnibus Incentive Plan adopted by the board of directors of the Corporation on May 14, 2025;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval, an automated electronic system maintained by the SEC for the filing and dissemination of documents submitted to the SEC in electronic format;

“Earned Interest” has the meaning ascribed thereto above;

“Effective Date” means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;

“ENI” means ENI S.p.A., through its subsidiary ENI International B.V.;

“Environmental Activity” means and includes, without limitation, any past, present or contemplated activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

“Environmental Laws” means any and all applicable international, federal, provincial, state or municipal laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances or official directives that apply in whole or in part to the Corporation or its subsidiaries or its prior or existing operations or properties or assets and all Authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

“Escrow Release Conditions” means (i) the Corporation obtaining the Shareholder Approvals, (ii) IQ, CGF and ENI completing the Concurrent Private Placement in accordance with the terms of the Concurrent Subscription Agreements, and (iii) the satisfaction or waiver of the other escrow release conditions under the Subscription Receipt Agreement;

“Escrow Release Notice and Direction” means the notice to be provided to the Subscription Receipt Agent, substantially in the form attached to the Subscription Receipt Agreement, executed by the Corporation and the Bookrunners on behalf of the Underwriters, certifying that the Escrow Release Conditions have been satisfied;

“Escrowed Funds” has the meaning ascribed thereto above;

“Escrowed Underwriting Fee” has the meaning ascribed thereto above;

“Execution Time” means the date and time that this Agreement is executed and delivered by the parties hereto;

“FCPA” has the meaning ascribed to such term in Section 7.1(aaa) of this Agreement;

“Final Base Shelf Prospectus” means the final short form base shelf prospectus of the Corporation dated December 5, 2025, in both the English and French languages unless the context indicates otherwise, including for greater certainty the documents incorporated by reference therein;

“Financial Statements” means the Corporation’s consolidated audited annual financial statements for the years ended December 31, 2025 and December 31, 2024, together with the related notes thereto and the independent auditors’ report thereon.

“FINRA” means Financial Industry Regulatory Authority;

“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf;

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;

“GM” means General Motors Holdings LLC;

“GM Investor Rights Agreement” means an investor rights agreement dated February 28, 2024 between the Corporation and GM;

“GM Registration Rights” means the registration rights granted to GM pursuant to the subscription agreement dated February 14, 2024 between the Corporation and GM;

“GM Rights and Obligations” means the rights granted to GM pursuant to the GM Investor Rights Agreement;

“GoC Term Sheets” means the amended and restated binding term sheet related to a supply and storage agreement and a marketing agreement, entered into between NMG Matawinie Inc. and His Majesty the King in Right of Canada as represented by the Minister of Public Works and Government Services Canada dated as of March 25, 2026;

“Governmental Authority” means, without limitation, any national or federal government, any provincial, state, municipal or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IBA Agreement” means the Impact and Benefit Agreement dated December 11, 2024 with the Conseil des Atikamekw de Manawan outlining the respective rights and interests of all parties thereto with respect to development activities;

“IFRS” has the meaning specified in Section 7.1(qq) of this Agreement;

“Initial Sale Time” has the meaning specified in Section 3.3(c) of this Agreement;

“IP Licenses” has the meaning specified in Section 7.1(lll) of this Agreement;

“IQ” means Investissement Québec;

“IQ Convertible Note” means the US$12,500,000 convertible note issued by the Corporation to IQ on November 8, 2022, as amended, with a maturity date of November 8, 2026;

“IQ Investment Agreement” means investment agreement dated December 20, 2024 between the Corporation and IQ;

“IQ Registration Rights” means the registration rights granted to IQ pursuant to the registration rights agreement dated December 20, 2024 between the Corporation and IQ;

“IQ Rights and Obligations” means the rights granted to IQ pursuant to the IQ Investment Agreement;

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;

“IT Systems” has the meaning ascribed to such term in Section 7.1(www) of this Agreement;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy, property or assets;

“limited-use version” has the meaning ascribed thereto under NI 41-101;

“Marketing Documents” means, collectively, all (i) standard term sheets and (ii) marketing materials (including any template version, revised template version or limited-use version thereof), in both the English and French languages, as applicable, and in either case provided to a potential investor in connection with the distribution of the Offered Securities;

“marketing materials” has the meaning ascribed thereto under NI 41-101;

“Material Adverse Effect” means any change (including a decision to implement a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that (i) is materially adverse to the business, assets (including intangible assets), liabilities (contingent or otherwise), capitalization, condition (financial or otherwise), results of operations or prospects of the Corporation or its subsidiaries, as the case may be, or (ii) would result in any of the Prospectuses containing a misrepresentation;

“Material Agreements” means collectively, the IBA Agreement, the Collaboration Agreement, the Pallinghurst Royalty Agreement, the Pre-Development Agreement, the Offtake and Joint Marketing Agreement, the Panasonic Offtake Agreement, the Pallinghurst Investor Rights Agreement, the GM Investor Rights Agreement, the Panasonic Investor Rights Agreement, the IQ Investment Agreement, the CGF Investment Agreement, the Mitsui Investor Rights Agreement, the IQ Convertible Note, the GoC Term Sheets, and any and all other contracts, commitments, agreements (written or oral), instruments, leases or other documents or arrangements to which the Corporation or its subsidiaries are a party or to which their properties or assets are otherwise bound, and which are material to the Corporation and its subsidiaries, on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Canadian Securities Laws;

“Material Property” means: (i) the “Matawinie Property”, namely the Matawinie Graphite Property located in the Saint-Michel-des-Saints area of Québec, approximately 120 kilometers north of Montreal, Québec and includes 176 exclusive exploration rights forming two (2) non-contiguous claim blocks totaling 9,263.68 hectares; (ii) the Uatnan Property located in the Côte-Nord Administrative Region of Québec, approximately 220 kilometers north north-west of the City of Baie-Comeau, Québec, and includes 205 exclusive exploration rights totaling 11,082.95 hectares; and (iii) the “Bécancour Property” located in Bécancour, Québec, a 142,945.8-m2 brownfield site that includes a 22,000-m2 facility, large storing and logistics area, and a contiguous 199,138.7-m2 greenfield site;

“Mineral Rights” has the meaning ascribed to such term in Section 7.1(eee) of this Agreement;

“Mitsui” means Mitsui & Co., LTD.;

“Mitsui Investor Rights Agreement” means an investor rights agreement dated May 2, 2024 between the Corporation and Mitsui;

“Mitsui Registration Rights” means the registration rights granted to Mitsui pursuant to the registration rights agreement dated May 2, 2024 between the Corporation and Mitsui;

“Mitsui Rights and Obligations” means the rights granted to Mitsui pursuant to the Mitsui Investor Rights Agreement;

“MI 11-102” means Regulation 11-102 respecting Passport System, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced;

“NI 41-101” means Regulation 41-101 respecting General Prospectus Requirements, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced;

“NI 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Project, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced;

“NI 44-101” means Regulation 44-101 respecting Short Form Prospectus Distributions, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced;

“NI 44-102” means Regulation 44-102 respecting Shelf Distributions, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced;

“NI 52-109” means Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced;

“NI 61-101” means Regulation 61-101 respecting Protection of minority security holders in special transactions, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced;

“Non-Escrowed Underwriting Fee” has the meaning ascribed thereto above;

“NYSE” means the New York Stock Exchange;

“Offered Securities” means, collectively, the Underwritten Securities and the Over-Allotment Securities;

“Offering” has the meaning ascribed thereto above;

“Offering Price” has the meaning ascribed thereto above;

“Offtake and Joint Marketing Agreement” means the amended and restated offtake and joint marketing agreement with Traxys North America LLC for flake graphite concentrate to be produced by the Corporation at its Saint-Michel-des-Saints plant (Phase 2) dated as of December 12, 2025;

“Omnibus Incentive Plan” means the Omnibus Incentive Plan of the Corporation adopted by the board of directors of the Corporation on May 14, 2025;

“Option” means an option to acquire one Common Share subject to the conditions established under the Corporation’s Omnibus Incentive Plan adopted by the board of directors of the Corporation on May 14, 2025;

“Over-Allocation Position” has the meaning given to such term in NI 41-101;

“Over-Allotment Closing Date” means the date, or in the event of more than one exercise of the Over-Allotment Option, each applicable date, as set out in the Over-Allotment Option notice delivered to the Corporation in accordance with this Agreement, or such other date as the Bookrunners, on behalf of the Underwriters, and the Corporation may agree upon in writing, provided that in no event shall the Over-Allotment Closing Date occur later than two Business Days following the Over-Allotment Option Expiry Date;

“Over-Allotment Closing Time” means the time, or in the event of more than one exercise of the Over-Allotment Option, each applicable time, as set out in the Over-Allotment Option notice delivered to the Corporation in accordance with this Agreement, or such other date as the Bookrunners, on behalf of the Underwriters, and the Corporation may agree upon in writing;

“Over-Allotment Option” means the option granted by the Corporation to the Underwriters to purchase up to the full number of Over-Allotment Securities;

“Over-Allotment Option Expiry Date” has the meaning ascribed thereto above;

“Over-Allotment Securities” has the meaning ascribed thereto above;

“Pallinghurst” means Pallinghurst International and its affiliates, including without limitation Pallinghurst Graphite and Pallinghurst Bond;

“Pallinghurst Bond” means Pallinghurst Bond Limited;

“Pallinghurst Graphite” means Pallinghurst Graphite Limited;

“Pallinghurst International” means Pallinghurst Graphite International Limited;

“Pallinghurst Investor Rights Agreement” means the second amended and restated investment agreement dated November 8, 2022 between the Corporation and Pallinghurst;

“Pallinghurst Registration Rights” means the registration rights granted to Pallinghurst pursuant to the registration rights agreement dated May 2, 2024 between the Corporation and Pallinghurst;

“Pallinghurst Rights and Obligations” means the rights granted to Pallinghurst pursuant to the Pallinghurst Investor Rights Agreement;

“Pallinghurst Royalty Agreement” means the royalty agreement dated as of August 28, 2020, by and between Pallinghurst Graphite and the Corporation, as assigned to Pallinghurst International pursuant to an Assignment and Assumption Agreement dated December 17, 2020, as amended on August 18, 2023 and August 29, 2024, and as further amended or supplemented, from time to time;

“Panasonic” means Panasonic Energy Co., Ltd.;

“Panasonic Investor Rights Agreement” means an investor rights agreement dated February 28, 2024 between the Corporation and Panasonic;

“Panasonic Offtake Agreement” means the offtake agreement with Panasonic for the supply of active anode material from the 13,000 tons per year from the Battery Material Plants dated as of October 31, 2025;

“Panasonic Registration Rights” means the registration rights granted to Panasonic pursuant to the registration rights agreement dated February 28, 2024 between the Corporation and Panasonic;

“Panasonic Rights and Obligations” means the rights granted to Panasonic pursuant to the Panasonic Investor Rights Agreement;

“PFIC” has the meaning ascribed to such term in Section 7.1(yyy) of this Agreement;

“Pre-Development Agreement” means the pre-development agreement dated March 25, 2019, with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw outlining the respective rights and interests of all parties thereto with respect to pre-development activities;

“Preliminary Prospectuses” means the U.S. Preliminary Prospectus Supplement and the Canadian Preliminary Prospectus Supplement;

“Premises” has the meaning ascribed to such term in Section 7.1(mmm) of this Agreement;

“Prospectus Amendment” means any amendment to the Final Base Shelf Prospectus or the Prospectus Supplement, including for greater certainty the documents incorporated by reference therein;

“Prospectus Supplement” means the English and French language versions (unless the context indicates otherwise) of the (final) shelf prospectus supplement of the Corporation to be dated April 13, 2026 to the Final Base Shelf Prospectus relating to the distribution of the Offered Securities, including for greater certainty the documents incorporated by reference in the Final Base Shelf Prospectus;

“Prospectus Review Procedures” means the procedures for prospectus review in multiple jurisdictions provided for under Regulation 11-202 respecting Process for Prospectus Reviews in Multiple Jurisdictions, or the corresponding regulation or instrument in the Provinces, other than Québec, as amended or replaced, and MI 11-102;

“Prospectuses” means the Canadian Final Prospectus and the U.S. Final Prospectus;

“provide” in the context of sending or making available Marketing Documents to a potential investor of Offered Securities has the meaning ascribed thereto under applicable Canadian Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise;

“Provinces” means all of the provinces of Canada;

“PSU” means a performance share unit that, upon settlement, entitles the recipient participant to acquire Common Shares subject to the conditions established under the Corporation’s Omnibus Incentive Plan adopted by the board of directors of the Corporation on May 14, 2025;

“Public Record” means all information filed after December 31, 2025 by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Prospectus and all documents incorporated by reference therein and any other information filed with any Securities Commission in compliance, or intended compliance with any applicable Canadian Securities Laws;

“Refusing Underwriter” has the meaning ascribed to such term in Section 13.2 of this Agreement;

“Registration Statement” means, collectively, the registration statement of the Corporation on Form F-10 (File No. 333-291778), initially filed with the SEC on November 25, 2025 and amended on December 8, 2025, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time the registration statement became effective and including any post effective amendment thereto, and including any prospectus supplement relating to the Subscription Receipts that is filed with the SEC and deemed part of such registration statement;

“RSU” means a restricted share unit that, upon settlement, entitles the recipient participant to acquire Common Shares subject to the conditions established under the Corporation’s Omnibus Incentive Plan adopted by the board of directors of the Corporation on May 14, 2025;

“Sanctions” has the meaning ascribed to such term in Section 7.1(vvv) of this Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities commissions or other securities regulatory authorities in the Provinces;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators;

“Selling Firms” means (as defined in Section 5.1) the dealers and brokers, including the Underwriters, who participate in the offer and sale of the Offered Securities pursuant to this Agreement;

“Shareholder Approvals” has the meaning ascribed to such expression in the Prospectus Supplement;

“Shelf Securities” means Common Shares, debt securities of the Corporation, subscription receipts exchangeable for Common Shares and/or other securities of the Corporation, warrants exercisable to acquire Common Shares and/or other securities of the Corporation, and securities comprised of more than one of Common Shares, debt securities, subscription receipts and/or warrants offered together as a unit;

“Subscription Receipt Agent” means TSX Trust Company;

“Subscription Receipt Agreement” means the agreement to be dated as of the Closing Date and made among the Corporation, the Bookrunners and the Subscription Receipt Agent governing the terms and conditions of the Subscription Receipts;

“Subscription Receipts” means the subscription receipts of the Corporation to be issued and sold pursuant to the Offering, having the rights and conditions described in the Subscription Receipt Agreement;

“Supplementary Material” means, collectively, any amendment to the Prospectus, any amended or supplemented Prospectus and any document which may be filed by or on behalf of the Corporation under the applicable Canadian Securities Laws, and incorporated by reference in, the Prospectus;

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder;

“Technical Report” means the technical report titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine”, effective as of November 12, 2025 and issued on November 13, 2025;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by such instrument;

“Termination Date” has the meaning ascribed thereto above;

“Termination Event” has the meaning ascribed thereto above;

“Termination Payment” has the meaning ascribed thereto above;

“Termination Time” means 11:59 p.m. (Eastern time) on July 31, 2026;

“TSX” means the Toronto Stock Exchange;

“Underlying Common Shares” means the Common Shares issuable pursuant to the terms of the Offered Securities in accordance with the terms of the Subscription Receipt Agreement;

“Underwriters” has the meaning ascribed thereto above;

“Underwriting Fee” means 5.0% of the aggregate purchase price for the Offered Securities purchased by the Underwriters;

“Underwritten Securities” has the meaning ascribed thereto above;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Base Shelf Prospectus” means the prospectus relating to the Shelf Securities included in the Registration Statement, in the form in which it has most recently been filed, or transmitted for filing, with the SEC on or prior to the Initial Sale Time (including, unless the context otherwise requires, the documents incorporated by reference therein);

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the U.S. final prospectus supplement dated April 13, 2026 to the U.S. Base Shelf Prospectus relating to the offering of the Subscription Receipts to be filed with the SEC pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), including all documents incorporated therein by reference, together with the U.S. Base Shelf Prospectus;

“U.S. Preliminary Prospectus Supplement” means the U.S. preliminary prospectus supplement dated April 9, 2026 to the U.S. Base Shelf Prospectus which describes the Subscription Receipts and the offering thereof and to be used by the Underwriters prior to the filing of the U.S. Final Prospectus, including for greater certainty the documents incorporated by reference therein; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Unless otherwise stated, any reference in this Agreement to any section, paragraph or subparagraph shall refer to a section, paragraph or subparagraph of this Agreement.

1.3	Words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders.

1.4	When used in this Agreement, “knowledge” means actual knowledge of the senior officers of the Corporation without special enquiry beyond the scope of their duties as officers.

2.	COMPLIANCE WITH SECURITIES LAWS

2.1	The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplement, to participate fully in the preparation of the Prospectus Supplement and such other documents as may be required under applicable Canadian Securities Laws to qualify the distribution of the Offered Securities in the Provinces and as may be required under the U.S. Securities Act to register the offer and sale of the Offered Securities in the United States, in each case acting reasonably, and to allow the Underwriters and their counsel to conduct all due diligence which the Underwriters may reasonably require (including with respect to the documents incorporated therein by reference) in order to:

(a)	confirm the Prospectuses and the Public Record as accurate and current in all material respects;

(b)	fulfill the Underwriters’ obligations as agents and underwriters; and

(c)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement required to be executed by the Underwriters.

2.2	The Corporation represents and warrants to the Underwriters that the Corporation is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus, and is qualified under NI 44-102 to file a short form prospectus that is a base shelf prospectus.

2.3	The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed the Final Base Shelf Prospectus with the Securities Commissions and has obtained a receipt from the AMF for the Final Base Shelf Prospectus, which is deemed to also be a receipt of the other Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to MI 11-102.

2.4	The Corporation represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Securities, that:

(a)	the Corporation meets the general eligibility requirements for use of Form F-10 and has filed the Registration Statement in respect of the Shelf Securities and an appointment of agent for service of process on Form F-X in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Shelf Prospectus, each in the form heretofore delivered or to be delivered to the Bookrunners, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Shelf Prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Shelf Prospectus has heretofore been filed with the Securities Commissions, except for any documents filed with the SEC or the Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Bookrunners for delivery by them to each of the other Underwriters;

(b)	no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC; and

(c)	it has filed the Preliminary Prospectuses and any Free Writing Prospectuses in the form previously delivered to the Underwriters with the Securities Commissions and with the SEC, as applicable.

2.5	The Corporation covenants with the Underwriters that it shall have, by no later than 9:00 p.m. (Eastern time) on April 13, 2026 prepared and filed the Prospectus Supplement with the Securities Commissions, and will promptly fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, applicable Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Securities to be lawfully distributed to the public in the Provinces through the Underwriters or any other person duly registered in an appropriate category of registration in the Provinces. As soon as possible thereafter, the Corporation shall file the U.S. Final Prospectus with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Offered Securities to be offered and sold to the public in the United States.

2.6	Until the distribution of the Offered Securities shall have been completed, the Corporation shall promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under applicable Canadian Securities Laws to continue to qualify the Offered Securities for distribution in each Province and the offer and sale of the Offered Securities in the United States or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution in each of the Provinces and the offer and sale of the Offered Securities in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Corporation shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

2.7	During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Securities:

(a)	the Corporation shall prepare, in consultation with the Bookrunners, and approve in writing, prior to such time any marketing materials to be provided by the Underwriters to potential investors in Offered Securities, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with applicable Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Bookrunners shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to such time such marketing materials are first provided to potential investors in Offered Securities;

(c)	the Corporation shall file a template version of the English version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Bookrunners, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in Offered Securities, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Securities Commissions, and provided further that such comparables shall not be removed from the version filed with the SEC on Form 6-K and incorporated by reference into the U.S. Base Shelf Prospectus, and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing, and the Corporation shall file any such marketing materials with the SEC on Form 6-K and incorporate it by reference into the U.S. Base Shelf Prospectus on or before the day such marketing materials are first provided to any potential investor of Offered Securities. The French language version of any such marketing materials shall be filed on SEDAR+ prior to or concurrently with the filing of the Prospectus Supplement as contemplated herein and a copy thereof shall be delivered to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals set forth in Section 2.7(a) to (c), the Underwriters may provide a limited-use version of such marketing materials to potential investors in Offered Securities in accordance with applicable Canadian Securities Laws.

2.8	The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Offered Securities with any marketing materials except for marketing materials which have been approved as contemplated in Section 2.7, and then only to potential investors in the Provinces.

3.	DELIVERY OF PROSPECTUS SUPPLEMENT AND RELATED DOCUMENTS

3.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)	on the date of this Agreement, copies of the Final Base Shelf Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and copies of all documents or information incorporated by reference therein which are not available on SEDAR+ and have not previously been delivered to the Underwriters;

(b)	on the date of this Agreement, copies of the Registration Statement, including the U.S. Base Shelf Prospectus, as filed with the SEC and copies of all exhibits and documents filed therewith which are not available on EDGAR and have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Canadian Final Prospectus, in each of the English and French languages, signed as required by applicable Canadian Securities Laws of the Provinces;

(ii)	copies of the U.S. Final Prospectus filed with the SEC; and

(iii)	copies of any documents or information incorporated by reference therein which have not previously been delivered to the Underwriters and that are not available on SEDAR+;

(d)	as soon as they are available, copies of the English and French language versions, as applicable, of any Supplementary Material required to be filed under applicable Canadian Securities Laws, signed as required by applicable Canadian Securities Laws, any amendment to the Registration Statement and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(e)	as soon as they are available, copies of any documents incorporated by reference in or exhibits to any Prospectus Amendment which have not previously been delivered to the Underwriters and that are not available on SEDAR+ or EDGAR;

(f)	at the time of delivery to the Underwriters of the French language version of the Prospectus Supplement:

(i)	an opinion of Stein Monast LLP, outside Québec counsel for the Company, addressed to the Corporation, the Underwriters and their respective Canadian counsel and dated the date of the Prospectus Supplement, to the effect that the French language version of the Canadian Final Prospectus (except for the financial statements and other financial information included or incorporated by reference therein which are the subject of the opinions of the auditors referred to below, as to which no opinion need be expressed by Québec counsel) is in all material respects a complete and proper translation of the English language version thereof; and

(ii)	opinions of the Corporation’s auditors, addressed to the Corporation, the Underwriters and their respective counsel and dated the date of the Prospectus Supplement, to the effect that the French language version of the financial statements and other financial information set forth or incorporated by reference in the Canadian Final Prospectus is in all material respects a complete and proper translation of the English language version thereof; and

(g)	at the Execution Time and at the time of delivery of any Prospectus Amendment, as applicable, a “comfort letter” from the Corporation’s auditors addressed to the Corporation, the board of directors of the Corporation and the Underwriters and dated the date of the Execution Time or the Prospectus Amendment, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information in respect of the Corporation contained in or incorporated by reference into the Canadian Final Prospectus, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two Business Days prior to the date of such letter and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Canadian Securities Laws. Such letter shall also state that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Corporation incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC.

Opinions or comfort letters similar to those delivered pursuant to paragraphs 3.1(f) and 3.1(g) shall be provided to the Underwriters with respect to any marketing materials filed pursuant to Section 2.7 and Supplementary Material and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance reasonably satisfactory to the Underwriters and their counsel acting reasonably.

If any such documents or information referred to in this Section 3.1 are filed on SEDAR+ and/or EDGAR, as applicable, and generally available to the public, such documents or information shall be deemed to have been delivered to the Underwriters.

3.2	The delivery to the Underwriters of the Prospectus Supplement and any Supplementary Material shall constitute, on the part of the Corporation:

(a)	a representation and warranty to the Underwriters that at the time of delivery of the applicable document (except any information or statement therein relating solely to the Underwriters which has been provided by the Underwriters in writing expressly for inclusion in the applicable document) such document does not contain any misrepresentations and constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities and that the applicable document complies in all material respects with the requirements of applicable Canadian Securities Laws, including without limitation NI 44-101 and NI 44-102; and

(b)	a representation and warranty to the Underwriters that, except as has been publicly disclosed, there has been no intervening material change (actual, proposed or, to their knowledge, threatened, whether financial or otherwise) in the affairs, operations, assets, liabilities (contingent or otherwise) or ownership of the Corporation since the date of the applicable document.

Delivery to the Underwriters of the documents referred to in this Section 3.2 shall constitute the consent of the Corporation to the use by the Underwriters and other Selling Firms of the Prospectuses and any Supplementary Material, as applicable, in connection with the distribution of the Offered Securities in compliance with this Agreement.

3.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)	the documents incorporated by reference in the Final Base Shelf Prospectus, when they were filed with the Securities Commissions, conformed in all material respects to the requirements of applicable Canadian Securities Laws; the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as applicable, conformed in all material respects to any applicable requirements of U.S. federal securities laws when they were filed with the SEC; and any further documents so filed and incorporated by reference in the Final Base Shelf Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of applicable Canadian Securities Laws, or U.S. federal securities laws, as applicable;

(b)	on the Effective Date, the Registration Statement did, and on the date it was first filed and at the Closing Time (including on any Over-Allotment Closing Date), the U.S. Final Prospectus did and will conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date each was first filed, the Final Base Shelf Prospectus as supplemented by the Canadian Preliminary Prospectus Supplement did and, when supplemented by the Prospectus Supplement, will, and at the Closing Time the Final Base Shelf Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, including the U.S. Base Shelf Prospectus contained therein, and in each case at the Execution Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the U.S. Base Shelf Prospectus as supplemented by the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus will not, as of the filing date of the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, respectively, and as of the Closing Time (including on any Over-Allotment Closing Date), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(c)	as of 9:15 a.m. (Eastern time) on April 10, 2026 (the “Initial Sale Time”) and as of the Closing Time (including on any Over-Allotment Closing Date), the Disclosure Package did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(d)	at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Securities, the Corporation was not an Ineligible Issuer (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer; provided that the Bookrunners have notified the Corporation of the earliest time that an offering participant made a bona fide offer of the Offered Securities; and

(e)	each Issuer Free Writing Prospectus does not and will not include any information that conflicts in any material respect with the information contained in the Registration Statement, including any document incorporated therein by reference that has not been superseded or modified; if there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts in any material respect with the information contained in the Registration Statement, the Corporation will notify promptly the Bookrunners so that any use of the Disclosure Package may cease until it is amended or supplemented; and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder.

4.	ACCESS EQUALS DELIVERY and commercial copies of prospectus supplement

4.1	Delivery of the Canadian Final Prospectus and any Supplementary Material will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102 and the Underwriters and the Corporation shall satisfy any request for electronic or paper copies of the Canadian Final Prospectus and any Supplementary Material in accordance with the requirements of Part 6A of NI 44-102, without charge. For greater certainty, the posting of the Canadian Final Prospectus and any Supplementary Material on SEDAR+ in accordance with Part 6A of NI 44-102 shall, in and of itself, constitute full satisfaction of any delivery obligation of the Corporation with respect to such documents and no further action by the Corporation shall be required with respect thereto unless expressly provided herein. The Corporation confirms that it has complied and will comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Canadian Final Prospectus and any Supplementary Material to be made through access thereto.

4.2	If required by the Underwriters, the Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Prospectus Supplement and no later than noon (local time) on the first Business Day following the execution of any Supplementary Material, cause to be delivered to the Underwriters, without charge, commercial copies of the Canadian Final Prospectus and any such Supplementary Material and the U.S. Final Prospectus in such numbers and in such cities in Canada and the U.S. as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

4.3	The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Prospectuses as the Underwriters may reasonably request; provided that if such documents or information are filed on SEDAR+ and/or EDGAR, as applicable, and generally available to the public, such documents or information shall be deemed to have been delivered in satisfaction of the corresponding request and no further action by the Corporation shall be required. The transmission by the Corporation of any such document by email or other electronic means to the Underwriters shall constitute delivery of such document for all purposes of this Agreement unless expressly provided herein.

5.	DISTRIBUTION OF OFFERED SECURITIES

5.1	The Underwriters shall offer the Offered Securities for sale to the public, directly and through other investment dealers and brokers (the Underwriters together with such other investment dealers and brokers are referred to herein as the “Selling Firms”), in full compliance with applicable Canadian Securities Laws and applicable U.S. federal securities laws and upon the terms and conditions set forth in the Canadian Final Prospectus, any Supplementary Material, the U.S. Final Prospectus, as applicable, and this Agreement. The Underwriters will use their commercially reasonable efforts to cause each Selling Firm appointed by them to comply with all applicable Canadian Securities Laws and U.S. federal securities laws in connection with the distribution of the Offered Securities. The Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Province named in the final decision document issued by the AMF pursuant to the Prospectus Review Procedures with respect to the filing of the Final Base Shelf Prospectus and that the sale of the Offered Securities has been registered under the U.S. Securities Act unless the Underwriters receive notice to the contrary from the Corporation or the applicable Securities Commission. Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this Section 5.1 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) under this Section 5.1 if the Underwriter is not also in default.

5.2	After the Underwriters have made a reasonable effort to sell all of the Offered Securities at the initial Offering Price, the Underwriters may decrease the Offering Price. Any such decrease will not decrease the price paid by the Underwriters to the Corporation for the Offered Securities or the Underwriting Fee paid by the Corporation to the Underwriters for the Offered Securities. The Underwriters will as soon as practicable inform the Corporation in writing if the Offering Price to the public is decreased, specifying the new offering price and the date on which such decrease takes effect.

5.3	In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Offered Securities at levels other than those that might otherwise prevail in the open market, as permitted by applicable Canadian Securities Laws. Such transactions, if commenced, may be discontinued at any time.

5.4	The Underwriters shall use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Underwritten Securities as soon as possible after the Closing Time and to complete the distribution of the Over-Allotment Securities as soon as possible after the applicable Over-Allotment Closing Time. The Bookrunners will notify the Corporation as soon as practicable when, in their opinion, the Underwriters have ceased distribution of the Offered Securities and shall, as soon as practicable, provide the Corporation with a breakdown of the number of Offered Securities distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to Securities Commissions.

5.5	The Underwriters will not, and will require each other Selling Firm to agree with the Underwriters not to, solicit offers to purchase or sell the Offered Securities so as to require registration of the Offered Securities or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Securities under the laws of any jurisdiction other than the Provinces and the United States.

5.6	The obligations of the Underwriters under this Agreement are several and not joint or joint and several. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.

6.	MATERIAL CHANGES

6.1	During the period from the date hereof until completion of the distribution of the Offered Securities and at any time when a prospectus relating to the Offered Securities is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Corporation shall promptly notify the Underwriters, in writing, with full particulars, of:

(a)	any change, occurrence or development (actual or, to the knowledge of the Corporation, anticipated, contemplated or threatened whether financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise), capital or prospects of the Corporation or any of its subsidiaries;

(b)	any change in any matter referred to in a statement (other than a statement relating only to one or more of the Underwriters) contained in the Canadian Final Prospectus, the Registration Statement, the U.S. Final Prospectus or any Supplementary Material or amendment or supplement to any of them or any other part of the documents incorporated by reference therein;

(c)	any material change in the terms of the Concurrent Private Placement or the termination of any of the Concurrent Subscription Agreements; or

(d)	any other fact, event or circumstance in respect of the Corporation or any of its subsidiaries,

which:

(e)	is, or may be, of such a nature as to render any statement in the Canadian Final Prospectus or any Supplementary Material misleading or untrue or which would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any applicable Canadian Securities Laws, or which would reasonably be expected to have a significant effect on the market price or value of the Offered Securities or the Underlying Common Shares; or

(f)	results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

6.2	If the Corporation becomes aware of a fact, event or circumstance (actual or, to the knowledge of the Corporation, anticipated, contemplated or threatened) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to Section 6.1, the Corporation shall in good faith discuss such matter with the Bookrunners as soon as reasonably practicable and, in any event, prior to making any filing referred to in Section 6.3.

6.3	During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Securities, the Corporation shall as soon as reasonably practicable comply with all applicable filing and other requirements under the applicable Canadian Securities Laws or the U.S. Securities Act and the rules and by-laws of the TSX and NYSE arising as a result of any change, fact, event or circumstance referred to in Section 6.1 and shall prepare and file under all applicable Canadian Securities Laws and the U.S. Securities Act, as soon as commercially practicable, and in any event within any time limit prescribed under applicable Canadian Securities Laws and U.S. Securities Act, as applicable, any Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus as may be required under applicable Canadian Securities Laws and U.S. federal securities laws; provided that the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of any Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in any Supplementary Material and the Underwriters and their counsel shall have approved the form of any Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall promptly deliver or cause to be delivered to each of the Underwriters and the Underwriters’ counsel a copy of each Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus, signed as required by applicable Canadian Securities Laws and U.S. federal securities laws by all parties other than the Underwriters, as well as opinions and letters with respect to each such Supplementary Material or amendment or supplement to the Registration Statement or the U.S. Final Prospectus to the same effect as those referred to in Section 3.1 and dated the date of such Supplementary Material.

6.4	The delivery to the Underwriters of Supplementary Material shall constitute a representation and warranty to the Underwriters by the Corporation with respect to the Canadian Final Prospectus, as amended, modified or superseded by such Supplementary Material and by each Supplementary Material previously delivered to the Underwriters as aforesaid, to the same effect as set forth in Section 3.2, which representations and warranties are, for greater certainty, subject to the knowledge qualifiers set out therein. Such delivery shall also constitute the consent of the Corporation to the use of the Canadian Final Prospectus, as so amended, by the Selling Firms in connection with the distribution of the Offered Securities in the Provinces; provided that the use of the U.S. Final Prospectus, as amended, and the distribution of the Offered Securities by the Underwriters is conducted in compliance with this Agreement and applicable securities laws, including Canadian Securities Laws and the securities laws of any other jurisdiction in which the Offered Securities are offered or sold.

6.5	During the period commencing on the Execution Time and ending on the completion of the distribution of the Offered Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(a)	any request of any Securities Commission or the SEC for any amendment to the Prospectus Supplement, the Final Base Shelf Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)	the issuance by any Securities Commission, the SEC, or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or, to the knowledge of the Corporation, threat of institution of any proceedings for that purpose; or

(c)	the receipt by the Corporation of any communication from any Securities Commission, the SEC, the TSX, the NYSE or any other competent authority relating to the Prospectus Supplement, the Final Base Shelf Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Final Prospectus or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Offered Securities.

7.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

7.1	The Corporation represents and warrants to the Underwriters as at the date hereof and as at the Closing Date and each Over-Allotment Closing Date (if any) as follows and acknowledge that the Underwriters are relying upon the following representations and warranties in entering into this Agreement and purchasing the Underwritten Securities and the Over-Allotment Securities (if any):

(a)	Effectiveness of the Registration Statement and Final Base Shelf Prospectus. The Registration Statement has become effective pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Corporation’s knowledge, threatened by the SEC; a receipt has been obtained from the AMF in respect of the Final Base Shelf Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Common Shares has been issued by any Securities Commission and no proceeding for that purpose has been initiated or, to the Corporation’s knowledge, threatened by any Securities Commission; and any request made to the Corporation on the part of any Securities Commission for additional information has been complied with;

(b)	Good Standing of the Corporation. The Corporation has been duly incorporated and organized and is a valid and subsisting corporation under the CBCA and has all requisite power, authority and capacity to own and lease its properties and to conduct its business as described in the Prospectuses, any Supplementary Material and the Disclosure Package, to enter into this Agreement and to perform its obligations hereunder;

(c)	Authorization and Enforceability. The Corporation has duly authorized, executed and delivered this Agreement, the Concurrent Subscription Agreements and the Subscription Receipt Agreement and each such agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Laws;

(d)	Good Standing of Subsidiaries. The Corporation’s only subsidiaries are listed in the table below, which table is true, complete and accurate in all respects. Nouveau Monde District Inc. is a valid and subsisting corporation duly incorporated and existing under the CBCA, Nouveau Monde Europe Limited is a valid and subsisting company duly incorporated under the Companies Act 2006 (United Kingdom), NMG Matawinie Inc. is a valid and subsisting corporation duly incorporated and existing under the CBCA and NMG Bécancour Inc. is a valid and subsisting corporation duly incorporated and existing under the CBCA. Each subsidiary is (i) current and up-to-date with all material corporate filings and in good standing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own, lease and operate its properties and assets as described in the Disclosure Package and the Prospectuses and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding shares in the capital of the subsidiaries held by the Corporation have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, and, except for Debt Instruments, is free and clear of any Liens, and none of the outstanding securities of the subsidiaries were issued in violation of the pre-emptive or similar rights of any person. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the subsidiaries or require the subsidiaries to issue any securities to any person other than the Corporation;

Name	Jurisdiction of Incorporation	Ownership
Nouveau Monde District Inc.	Canada	100%
Nouveau Monde Europe Limited	United Kingdom	100%
NMG Matawinie Inc.	Canada	100%
NMG Bécancour Inc.	Canada	100%

(e)	No Other Interests. The Corporation has no equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Corporation or would otherwise be material to the business or affairs of the Corporation;

(f)	No Proceedings for Dissolution. No steps or proceedings have been taken or instituted or are pending or, to the knowledge of the Corporation, are threatened for the dissolution or liquidation of the Corporation or its subsidiaries and neither the Corporation nor any of its subsidiaries is an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(g)	Conformity of Agreements with Disclosures. The Subscription Receipt Agreement and the Concurrent Subscription Agreements conform in all material respects to the respective statements relating thereto described in the Prospectuses, any Supplementary Material and the Disclosure Package;

(h)	Authorizations, Consents and Enforceability. All authorizations, approvals and consents to be obtained by the Corporation under Applicable Laws, or under any agreements or documents by which the Corporation is bound, for the execution and delivery of this Agreement, the Concurrent Subscription Agreements and the Subscription Receipt Agreement, and the failure of which to obtain would have a material adverse impact on the Corporation, have been obtained and are in full force, and each of this Agreement, the Concurrent Subscription Agreements, are, and, when executed and delivered the Subscription Receipt Agreement will be, a legal, valid and binding agreement of the Corporation enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity;

(i)	Authority to Issue Securities. The Corporation has full power and authority to create, authorize, issue and sell the Offered Securities and full power and authority to issue the Underlying Common Shares and to grant the Over-Allotment Option and, at the Closing Date, the Underwritten Securities, and at the applicable Over-Allotment Closing Date, the Over-Allotment Securities will be duly and validly authorized for issuance and will be, upon issuance thereof in accordance with the Subscription Receipt Agreement, duly and validly created and issued pursuant to the provisions of the Subscription Receipt Agreement and will be enforceable in accordance with their terms and the terms of the Subscription Receipt Agreement;

(j)	Valid Issuance of Underlying Common Shares. The Underlying Common Shares have been duly and validly authorized, allotted and reserved for issuance and, upon issuance in accordance with the terms of the Subscription Receipt Agreement, will be duly and validly issued as fully paid and non-assessable Common Shares;

(k)	Authority for Filing. The Corporation had or has, as applicable, the necessary corporate power and authority to deliver, execute, and/or file, as applicable, the Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, and, if applicable, will have the necessary corporate power and authority to execute, deliver and/or file any Prospectus Amendment and any amendment to the Registration Statement prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the delivery, execution, and/or filing, as applicable, by it of the Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement, the Prospectus Supplement, the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus, any Marketing Documents and all ancillary documentation and the filing thereof, as applicable, in each of the Provinces under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable;

(l)	No Material Misstatements or Omissions. (i) The Registration Statement, as of its most recent effective date, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Registration Statement and the U.S. Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder, (iv) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (v) the Disclosure Package does not, and at the time of each sale of the Common Shares in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the Disclosure Package, as then amended or supplemented by the Corporation, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, prepared or authorized by the Corporation, when considered together with the Disclosure Package, to the Corporation's knowledge, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than statements or omissions based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter expressly for use therein), and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Offered Securities, in each case other than statements or omissions based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter expressly for use therein, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Disclosure Package and the Prospectuses based upon information relating to any Underwriter furnished to the Corporation in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by the Underwriters consists of the paragraph titled “Conflicts of Interest” under the caption “Plan of Distribution” in the Prospectus Supplement and the U.S. Preliminary Prospectus Supplement. The Form F-10 conforms in all material respects with the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act;

(m)	Free Writing Prospectuses. The Corporation is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the U.S. Securities Act. Any free writing prospectus that the Corporation is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. Each free writing prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act or that was prepared by or on behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder. Except for the free writing prospectuses, if any, identified in Schedule A hereto, and electronic road shows or broadly available road shows, if any, each furnished to you before first use, the Corporation has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus;

(n)	Filed Documents. Each document filed or to be filed with the Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Securities Commissions, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws; each document, if any, filed or to be filed pursuant to U.S. federal securities laws and incorporated by reference in the Disclosure Package complied or will comply when so filed in all material respects with U.S. federal securities laws. The information and statements set forth in the Public Record are true, correct and complete in all material respects and do not contain any misrepresentation as of the date of such information or statements and the Corporation has not filed any confidential material change reports still maintained on a confidential basis and there are no undisclosed material facts with respect to the Corporation, the Common Shares or the Offered Securities. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package or the Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required;

(o)	Filings and Fees. All filings and fees required to be made and paid by the Corporation and its subsidiaries pursuant to Canadian Securities Laws and general corporate law, as applicable, have been made and paid;

(p)	Conformity of Securities with Disclosures. The attributes and characteristics of the Offered Securities to be issued at the Closing Time and, if applicable, the Over-Allotment Closing Time and the Underlying Common Shares will conform in all material respects to the attributes and characteristics thereof described in the Prospectuses, any Supplementary Material and the Disclosure Package;

(q)	Carrying on Business. Each of the Corporation and its subsidiaries has conducted and is conducting its business in compliance in all material respects with the Applicable Laws of each jurisdiction in which it carries on business or that is material to the operations thereof. Each of the Corporation and its subsidiaries possesses all Authorizations necessary to carry on the business as currently carried on by it and is in compliance in all material respects with the terms and conditions of all such Authorizations. The Corporation and its subsidiaries have not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws or Authorizations, and which individually or in the aggregate could result in a Material Adverse Effect. All such Authorizations are valid, subsisting and in good standing and the Corporation and its subsidiaries have not received any notice of and the Corporation does not otherwise have knowledge of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to, any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect. There is no agreement or order, ruling, judgment or decision of any Governmental Authority which has or could reasonably be expected to have the effect of prohibiting or materially impairing the conduct of business of the Corporation and its subsidiaries as currently conducted or as currently proposed to be conducted;

(r)	Authorized Share Capital. The authorized capital of the Corporation consists of an unlimited number of Common Shares, of which, as at the close of business on April 10, 2026, (i) 160,826,539 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation; (ii) 7,510,750 Common Shares were reserved for issuance pursuant to outstanding stock options and 197,342 Common Shares were reserved for issuance pursuant to outstanding restricted share units (RSUs, 394,658 performance share units (PSUs); (iii) 2,500,000 Common Shares were issuable upon conversion of the IQ Convertible Note; (iv) 2,500,000 Common Shares were issuable upon the exercise of warrants to be issued upon conversion of the IQ Convertible Note, (v) 79,035,288 Common Shares were issuable upon the exercise of warrants; and (vi) 1,920,176 Common Shares to be issued at the maturity, conversion or redemption of the IQ Convertible Note;

(s)	Convertible Securities. Other than under the Material Agreements and other than as set forth in the Prospectuses, the Registration Statement and the Disclosure Package, no person has any agreement, option, right or privilege (whether at law, pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for, issue of, or conversion into any of the unissued shares or other securities or convertible obligations of any nature of the Corporation or any of its subsidiaries, or any contracts, commitments, understandings or arrangements by which the Corporation or any subsidiary is or may become bound to issue additional securities;

(t)	Voting Control. There is no agreement or document, including any Material Agreement or Debt Instrument, to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(u)	Dividends. The Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There is not, in the articles or by-laws of the Corporation or in any Material Agreement or Debt Instrument, any restriction upon or impediment to the declaration of dividends by the directors of the Corporation or the payment of dividends by the Corporation to its shareholders;

(v)	No Pre-Emptive Rights or Anti-Dilution Rights. Other than the Pallinghurst Rights and Obligations, the IQ Rights and Obligations and the CGF Rights and Obligations, the issuance of the Underlying Common Shares is not subject to any pre-emptive right, participation right or other contractual right of a third party to purchase securities or to approve the Corporation’s issuance of securities, granted by the Corporation or to which the Corporation is subject. Other than the Pallinghurst Rights and Obligations, the IQ Rights and Obligations and the CGF Rights and Obligations as mentioned above, neither the Corporation nor its subsidiaries have granted any other anti-dilution rights to any person. Each of IQ, CGF and Pallinghurst has waived or is deemed to have waived its pre-emptive rights in connection with the Offering and, in the case of Pallinghurst, the Concurrent Private Placement;

(w)	No Registration Rights. Other than the Pallinghurst Registration Rights, the Mitsui Registration Rights, the IQ Registration Rights, the GM Registration Rights, the CGF Registration Rights and the Panasonic Registration Rights, there are no outstanding rights which permit any person to cause the Corporation to file a prospectus, registration statement or other offering document under Canadian Securities Laws;

(x)	Shareholders’ Rights Plan. There are no agreements or arrangements relating to shareholders’ rights plan;

(y)	Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX under the symbol “NOU”. The Common Shares are also listed and posted for trading on the NYSE under the symbol “NMG”. The Corporation is in material compliance with the rules and policies of the TSX and the NYSE. The Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE. The Corporation will apply to list the Underlying Common Shares on the TSX and the NYSE, and upon issuance, the Underlying Common Shares will be listed and posted for trading on the TSX, subject only to the satisfaction of customary listing conditions and authorized for listing on the NYSE;

(z)	Reporting Issuer Status. The Corporation is a “reporting issuer” (or the equivalent) in each of the Provinces and is not in material default under applicable Canadian Securities Laws in such Provinces and is not included on the list of defaulting issuers maintained by the applicable Securities Commissions; the Corporation is subject to the requirements of Section 12 or 15(d) of the U.S. Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the U.S. Exchange Act;

(aa)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Corporation which has not been publicly disclosed and the information and statements in the Public Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential. There are no circumstances presently existing under which liability has been or would reasonably be expected to be incurred under Division II – Secondary Market of Chapter II of Title VIII of the Securities Act (Québec) and analogous provisions under Canadian Securities Laws in the other Provinces;

(bb)	Forward-Looking Information. With respect to forward-looking information and forward-looking statements (each within the meaning of applicable Canadian Securities Laws, together “forward-looking information”) contained in the Public Record, including for certainty the Prospectuses, the Disclosure Package and the documents incorporated by reference therein, to the knowledge of the Corporation as of the date such forward-looking information was disclosed:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all material forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information; and

(iii)	such forward-looking information is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated, and no event or circumstance has occurred that is reasonably likely to cause actual results to differ materially from such forward-looking information other than as disclosed in the Public Record, including for certainty the Prospectuses, the Disclosure Package and the documents incorporated by reference therein.

(cc)	Minute Books. The minute books of the Corporation and its subsidiaries for the last three years are complete and accurate in all material respects, and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Corporation or its subsidiaries has been held or passed that has not been reflected in such minute books;

(dd)	Form of Certificates. The definitive form of certificate for the Common Shares has been, and the form and the terms of the certificates representing the Subscription Receipts will as of the Closing Time be, approved by the board of directors of the Corporation in due and proper form as required by laws and the requirements of the TSX and the NYSE;

(ee)	Shelf Prospectus Eligibility. The Corporation is eligible to make use of the rules and procedures established pursuant to NI 44-102 for the distribution of the Offered Securities, the Corporation has not issued any securities pursuant to the Final Base Shelf Prospectus prior to the date of this Agreement other than as disclosed in the Public Record, and the entering into of this Agreement, the Concurrent Subscription Agreements and the Subscription Receipt Agreement will not cause the final receipt in respect of the Final Base Shelf Prospectus to no longer be effective;

(ff)	Financial Information. The financial information contained or incorporated by reference in the Prospectuses, any Supplementary Material and the Disclosure Package or the Registration Statement is complete and correct in all material respects, has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board consistently applied, and presents fairly the financial position and results of the Corporation (on a consolidated basis), as at the date and for the periods stated therein;

(gg)	Not an Investment Company. The Corporation is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Canadian Final Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable, will not be required to be registered as an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(hh)	Absence of Contingent Liabilities. Except as disclosed in the Canadian Final Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable, the Corporation and its subsidiaries, on a consolidated basis, have no material contingent liabilities;

(ii)	No Breach or Violation. The Corporation and its subsidiaries are not currently in conflict with or in breach, violation or default of, and the execution and delivery of this Agreement, the Subscription Receipt Agreement, or the Concurrent Subscription Agreements and the performance of the Corporation’s obligations thereunder will not conflict with, result in any breach or violation of any of the provisions of, constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would conflict with, result in any breach or violation of, or constitute a default under (i) the articles or by-laws or any other constating document of the Corporation or its subsidiaries, (ii) any resolutions passed by the directors (or any committee thereof) or shareholders of the Corporation or its subsidiaries, (iii) any Applicable Laws, including applicable Canadian Securities Laws, (iv) any Material Agreement or Debt Instrument (each of which are in good standing), or (v) any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or its subsidiaries or any of the properties or assets thereof, and in the case of (ii), (iii), (iv) and (v), in any material respect;

(jj)	No Consents, Approvals, etc. Except as otherwise expressly provided herein, the execution and delivery of this Agreement, the compliance by the Corporation with the provisions hereof and the consummation of the transactions contemplated herein, including the Offering, sale and delivery of the Subscription Receipts, the Underlying Common Shares and the grant of the Over-Allotment Option, do not and will not require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any Governmental Authority, stock exchange or other person, except (A) such as have been obtained, or (B) such as may be required under Canadian Securities Laws, including any state “blue sky laws,” in connection with the purchase and distribution of the Offered Securities by the Underwriters as contemplated herein and in the Disclosure Package and the Prospectuses which shall have been obtained on or before the Closing Date;

(kk)	No Cease Trade. No order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities has been issued by any competent authority having jurisdiction and remains in effect and, to the knowledge of the Corporation, no proceedings for such purpose are pending, threatened or contemplated;

(ll)	No Market Manipulation or Stabilization. The Corporation has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under applicable Canadian Securities Laws, the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Securities;

(mm)	Sarbanes-Oxley Compliance. The Corporation is in compliance in all material respects with the applicable requirements of the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith, including Section 402 relating to loans and Sections 302 and 906 relating to certifications;

(nn)	Regulatory Compliance. The Corporation will promptly file or furnish, as applicable, all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the Offering or sale of the Offered Securities, and during such same period will advise the Bookrunners, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Offered Securities, of the suspension of the qualification of such Offered Securities for offering or sale in any of the Provinces and the United States, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Registration Statement, the Final Base Shelf Prospectus, the Prospectus Supplement or the U.S. Final Prospectus or for additional information relating to the Offered Securities; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Securities or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(oo)	Earnings Statement. As soon as practicable, the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(pp)	Transfer Agents. TSX Trust Company, at its principal transfer office in the City of Montréal, Québec, has been duly appointed as registrar and transfer agent in respect of the Common Shares in Canada and Equiniti Trust Company, LLC, at its office in New York, New York, has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States;

(qq)	Financial Statements. The Financial Statements have been prepared in accordance with IFRS as issued by the Internal Accounting Standards Board on a basis consistent with prior periods (except as disclosed in such financial statements), present fairly and correctly the financial position of the Corporation (on a consolidated basis) as at the dates thereof and the results of the operations and cash flows of the Corporation (on a consolidated basis) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation (on a consolidated basis) and there has been no change in the accounting policies or practices of the Corporation since December 31, 2025, except as required by IFRS and as disclosed in the Financial Statements;

(rr)	Independent Auditors. PricewaterhouseCoopers LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference in the Final Base Shelf Prospectus, the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus, are independent chartered professional accountants with respect to the Corporation within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of the U.S. Securities Act and the applicable published rules and regulations thereunder and the rules of the Public Company Accounting Oversight Board. There has never been a “reportable event” (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with the present or former auditors of the Corporation;

(ss)	Internal Financial Controls. The Corporation maintains a system for disclosure controls and procedures and internal control over financial reporting (as such terms are defined in NI 52-109 and the U.S. Exchange Act and the rules and regulations promulgated thereunder, including Rule 13a-15 and 15d-15 under the U.S. Exchange Act) which controls are effective and sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation (on a consolidated basis) in conformity with IFRS and to maintain asset accountability; (iii) access to assets of the Corporation and its subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and its subsidiaries is compared with the existing assets of the Corporation and its subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. As of the date hereof, neither the Corporation nor, to the knowledge of the Corporation any representative of the Corporation has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Corporation has engaged in questionable accounting or auditing practices;

(tt)	No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Financial Statements;

(uu)	No Material Changes. Since December 31, 2025, other than as publicly disclosed or disclosed in the Disclosure Package and the Prospectuses:

(i)	each of the Corporation and its subsidiaries has carried on its business in the ordinary course, there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, affairs, condition (financial or otherwise), results of operations, prospects, capital or control of the Corporation and its subsidiaries on a consolidated basis and to its knowledge, no event has occurred or circumstance exists which could reasonably be expected to result in such a material change; and

(ii)	neither the Corporation nor its subsidiaries has entered into, or is in discussions to enter into, or has completed any transaction or proposed transaction which, as the case may be, could result in a Material Adverse Effect;

(vv)	Purchases and Sales. Except as disclosed in the Disclosure Package and the Prospectuses, neither the Corporation nor any subsidiary of the Corporation has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned by the Corporation or any subsidiary of the Corporation, whether by asset sale, transfer of shares or otherwise, which could result in a Material Adverse Effect, (ii) any transaction which would result in the change of control (by sale or transfer of the shares or sale of all or substantially all of the property and assets including, without limitation, the Material Property) of the Corporation or any subsidiary of the Corporation, or (iii) a proposed or planned disposition of Common Shares or common shares of any subsidiary of the Corporation by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding common shares of any subsidiary of the Corporation;

(ww)	No Significant Acquisitions. The Corporation has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Disclosure Package and the Prospectuses pursuant to applicable Canadian Securities Laws;

(xx)	Taxes. The Corporation and its subsidiaries have filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Corporation or its subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority;

(yy)	Compliance with Laws. There are no Applicable Laws presently in force or, to the Corporation’s knowledge, proposed to be brought into force (including any threatened or pending change in existing legislation), that the Corporation anticipates it or its subsidiaries will be unable to comply with, to the extent that compliance is necessary, and which non-compliance could result in a Material Adverse Effect;

(zz)	Anti-Money Laundering Laws. To the knowledge of the Corporation, the operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with the anti-money laundering and anti-terrorist laws of all jurisdictions where the Corporation and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder (collectively, the “Anti-Money Laundering Laws”). No action, suit or proceeding by or before any court, arbitrator or Governmental Authority involving the Corporation or its subsidiaries with respect to the Anti-Money Laundering Laws is pending, instituted or, to the knowledge of the Corporation, threatened;

(aaa)	Anti-Bribery Laws. None of the Corporation or any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or any other person acting on behalf of the Corporation or any of its subsidiaries has (i) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), or the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”); (ii) taken any unlawful action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “foreign public official” (as such term is defined in the CFPOA) or any “foreign official” (as such term is defined in the FCPA); (iii) violated or is in violation of any provision of the Bribery Act 2010 of the United Kingdom; (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (v) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; and the Corporation and its subsidiaries have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein;

(bbb)	Material Agreements and Debt Instruments. Each of the Material Agreements and Debt Instruments is legal, valid, binding and in full force and effect and, to the knowledge of the Corporation, is enforceable by the Corporation and its subsidiaries in accordance with their respective terms and are the product of arm’s length negotiations between the parties thereto. The Corporation and its subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Agreements and Debt Instruments and are not alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder. To the knowledge of the Corporation, no party (other than the Corporation or its subsidiaries) to any Material Agreement or Debt Instrument is in breach or violation of any term or provision thereof which would, or could, result in any Material Adverse Effect;

(ccc)	No Actions or Proceedings. There are no material actions, suits, proceedings, inquiries or investigations existing, pending, instituted or, to the knowledge of the Corporation, threatened, against or which affect the Corporation or its subsidiaries, or their respective directors or officers, or to which any of the properties or assets thereof are subject, at law or equity, or before or by any Governmental Authority which, either separately or in the aggregate, could result in a Material Adverse Effect;

(ddd)	No Bankruptcy or Winding Up. Neither the Corporation nor any of its subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it and no steps or proceedings with respect to any of the foregoing have been taken, instituted or, to the knowledge of the Corporation, threatened;

(eee)	Material Property.

(i)	The Material Property is accurately and fully disclosed in the Disclosure Package and the Prospectuses and no other property or assets are necessary for the conduct of the business of the Corporation and its subsidiaries as currently conducted. The Corporation and its subsidiaries have good and marketable title the Material Property and good title to all personal property owned by them which is material to the business of the Corporation and its subsidiaries (taken as a whole), in each case free and clear of all liens, encumbrances and defects, except: (i) such as are described in the Canadian Final Prospectus, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus, as applicable; or (ii) such as are not material in amount or do not in the aggregate materially interfere with the use made and proposed to be made of such properties by the Corporation and its subsidiaries;

(ii)	Other than the Material Property, as disclosed in the Disclosure Package and the Prospectuses, neither the Corporation nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property;

(iii)	The Corporation and/or its subsidiaries are the absolute legal and beneficial owners of either mining leases, exclusive exploration rights, mining concessions or participating interests or other conventional property, proprietary or contractual interests or rights (collectively, the “Mineral Rights”) in respect of the Material Property under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation and its subsidiaries to access, explore for, mine, develop and process the mineral deposits relating thereto and to conduct all operations and production and processing activities thereon, free and clear of any Liens, other than those described in the Disclosure Package and the Prospectuses. All exclusive exploration rights and mining leases owned by the Corporation are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of State resource development of the land register. All other material Mineral Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. Except as disclosed in the Disclosure Package and the Prospectuses, no material commission, royalty, license fee or similar payment to any person with respect to the Material Property is payable. There are no options or other participation interests or rights of preference relating to the Mineral Rights and all Mineral Rights have active status, except for eight claims which are suspended awaiting partial conversion to a mining lease, and neither the Corporation nor any of its subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mineral Rights or any of them from any Governmental Authority, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mineral Rights before any Governmental Authority;

(iv)	The Corporation and its subsidiaries have or will obtain in the ordinary course, all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property (collectively, the “Mining Rights”), granting the Corporation or its subsidiaries with the right and ability to access, explore for, mine, construct, develop and process the mineral deposits and to conduct all operations and construction, production, commissioning and processing activities thereon, as are appropriate in view of the rights and interests therein of the Corporation or its subsidiaries, free and clear of any Liens other than those described in the Disclosure Package and the Prospectuses and with only such exceptions as do not materially interfere with the use made or contemplated to be made by the Corporation or its subsidiaries of the rights or interests so held. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto referred to above are valid, subsisting and in good standing in the name of the Corporation or its subsidiaries, as applicable;

(v)	The Corporation and its subsidiaries are not in default, and to the knowledge of the Corporation no other party is in default, of any of the material provisions of any such agreements, documents or instruments relating to the Mineral Rights or the Mining Rights, nor has any such default been alleged, and all such Mineral Rights and Mining Rights are in good standing under all Applicable Laws of the jurisdictions in which they are situated, and all taxes required to be paid thereon have been paid. The Material Property (or any interest in, or right to earn an interest in, any property) is not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Disclosure Package and the Prospectuses;

(vi)	All assessments or other work required to be performed and rent or renewal fees in relation to the Mineral Rights and the Mining Rights in order to maintain the Corporation’s or any of its subsidiary’s interest therein, if any, have been performed and paid to date and the Corporation and its subsidiaries have complied in all respects with all Applicable Laws and contractual, legal and other obligations to third parties in order to maintain such interest;

(fff)	Authorizations. The Corporation and its subsidiaries have, collectively, obtained all Authorizations necessary as at the date hereof to conduct their operations and activities as currently carried on and the Corporation expects any additional Authorizations that are required to conduct their operations and activities as proposed to be commenced and carried on by the Corporation and its subsidiaries to be obtained in the ordinary course and consistent with the anticipated timing as set forth in the Disclosure Package and the Prospectuses and the Public Record, including in respect of access to and the construction, commissioning, operation, production and processing activities at the Material Property. Each Authorization is valid, subsisting and in good standing, neither the Corporation nor any of its subsidiaries is in material default or breach of any Authorization and no proceeding is pending or, to the knowledge of the Corporation, threatened to revoke or limit any Authorization which, if the subject of an unfavorable decision, order, ruling or finding, could result in a Material Adverse Effect;

(ggg)	Description of Mineral Properties. The Material Property, the Mineral Rights and the Mining Rights, as disclosed in the Disclosure Package and the Prospectuses and in the Public Record, constitute an accurate description of the Material Property, the Mineral Rights and the Mining Rights held by the Corporation and its subsidiaries and no other property or assets are necessary for the conduct of the business of the Corporation as currently conducted. Other than the Material Property, Mineral Rights and the Mining Rights, as disclosed in the Disclosure Package and the Prospectuses, neither the Corporation nor any of its subsidiaries currently owns or leases any material real or immovable property, right, title or interest, or any material mining or mineral claims, mining leases, mining concessions, concessions, exploration licenses, exploitation licenses, prospecting permits, participating interests or other conventional property, proprietary or contractual interests or rights, or any other rights for the exploration, mining, development or processing activities in respect of the Material Property;

(hhh)	Conduct of Operations. To the Corporation’s knowledge, all exploration and development operations on the properties of the Corporation, including all operations and activities relating to the exploration, development, construction and commissioning of the Material Property, have been conducted in all material respects in accordance with good exploration, development and engineering practices;

(iii)	First Nations and Local Communities.

(i)	Other than as disclosed in the Disclosure Package and the Prospectuses, the Corporation does not know of any claim or the basis for any claim by any First Nation, local community or any other person, including a claim with respect to any First Nation’s asserted or established rights or local community rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Material Property or the Battery Material Plants (as the case may be);

(ii)	Other than as disclosed in the Disclosure Package and the Prospectuses, the Corporation is not aware of any treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted against the Material Property or the Battery Material Plants (as the case may be), and no dispute between the Corporation or any of its subsidiaries and any local community or First Nation exists or, to the knowledge of the Corporation, is threatened or imminent with respect to any of the Corporation’s or any such subsidiary’s properties or activities;

(iii)	Other than the IBA Agreement, the Pre-Development Agreement and the Collaboration Agreement, the Corporation or its subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, pecuniary or otherwise, with respect to the Material Property or the Battery Material Plants (as the case may be) at any stage of development, nor has the Corporation or its subsidiaries engaged in discussions, negotiations or similar communications with any First Nation or local community regarding the foregoing;

(jjj)	Environmental Matters.

(i)	The Corporation and its subsidiaries are in material compliance with all applicable Environmental Laws and neither the Corporation nor any such subsidiary has used, except in material compliance with all Environmental Laws, any property or facility which it owns or leases, or previously owned or leased, to conduct any Environmental Activity, except where such noncompliance or use would not result in a Material Adverse Effect;

(ii)	Neither the Corporation nor its subsidiaries, nor to the knowledge of the Corporation, any predecessor companies, have received any notice of any claim, judicial or administrative proceeding, order or direction, pending, instituted, threatened, concluded or issued against, the Corporation or its subsidiaries or any of their properties, assets or operations relating to, or alleging any violation of, any Environmental Laws; the Corporation is not aware of any facts which could give rise to any such claim, judicial or administrative proceeding, order or direction and neither the Corporation nor its subsidiaries, nor any of their properties, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment or Environmental Activity, except for compliance investigations conducted in the normal course by any Governmental Authority or where such claim, proceeding, order, direction, investigation, evaluation, audit or review would not result in a Material Adverse Effect;

(iii)	To the knowledge of the Corporation, there are no liabilities (whether contingent or otherwise) in connection with any Environmental Activity relating to or affecting the Corporation, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case which would have a Material Adverse Effect;

(iv)	There are no environmental audits, evaluations, assessments, studies or tests, relating to the Corporation, its subsidiaries or their properties, assets or operations, except for ongoing assessments conducted by or on behalf of the Corporation or its subsidiaries in the ordinary course;

(v)	All material studies and reports pertaining to any environmental assessments/audits of the Corporation or the Material Property obtained for, in the possession, control or carried out on behalf of, the Corporation have been delivered or made available to the Underwriters;

(kkk)	Technical Report and NI 43-101.

(i)	The Technical Report was in compliance in all material respects with the requirements of NI 43-101 at the time of filing thereof, and the Corporation believes that the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Matawinie Property as at the date stated therein based upon information available at the time the Technical Report was prepared;

(ii)	The Corporation made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof;

(iii)	The Corporation is in compliance with the provisions of NI 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under NI 43-101;

(iv)	All scientific and technical information derived from the Technical Report or otherwise requiring review by a “qualified person” under NI 43-101 set forth in the Disclosure Package and the Prospectuses has been reviewed by a “qualified person” as required under NI 43-101 and has been prepared in accordance with Canadian industry standards set forth in NI 43-101;

(v)	The Corporation has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Material Property contained in the Disclosure Package and the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Material Property, as summarized in the Disclosure Package and the Prospectuses, are not commercially achievable by the Corporation;

(vi)	The Corporation made available to the authors of the Technical Report, prior to the issuance of such analysis, for the purpose of preparing such analysis, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof;

(vii)	The Corporation has no reason to believe that the assumptions underlying the projected capital costs and projected production results associated with the Battery Material Plants contained in the Disclosure Package and the Prospectuses are not reasonable and appropriate and has no reason to believe that the projected capital costs and projected production results relating to the Battery Material Plants, as summarized in the Disclosure Package and the Prospectuses, are not commercially achievable by the Corporation;

(lll)	Intellectual Property.

(i)	Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and its subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, know how and trade secrets, used or proposed to be used in the conduct of the business thereof, free and clear of any Liens of any kind or nature. The Corporation and its subsidiaries have taken reasonable measures to protect the intellectual and industrial property, including, without limitation, by securing the registration of intellectual and industrial property (as appropriate or as required by contractual obligations if applicable);

(ii)	To the knowledge of the Corporation, the Corporation and its subsidiaries are not infringing, misappropriating, violating and will not infringe, misappropriate or otherwise violate upon the rights of any other person with respect to the conduct of the business as currently conducted and proposed to be conducted by the Corporation and its subsidiaries and, to the knowledge of the Corporation, there are no claims or threat of claims by any other person challenging the right of the Corporation and its subsidiaries to use any intellectual and industrial property, and no other person has infringed, misappropriated or violated any such intellectual and industrial property owned by the Corporation or its subsidiaries;

(iii)	Each of the Corporation and its subsidiaries has performed all of the obligations required to be performed by it and is entitled to all benefits under the contracts to which the Corporation or its subsidiary is a party and (i) pursuant to which the Corporation or its subsidiary is granted a license or any other rights to any third party intellectual and industrial property and (ii) pursuant to which any person is granted a license or any other rights to any intellectual and industrial property owned by the Corporation or its subsidiaries (subsections (i) and (ii) collectively “IP Licenses”), and each of the counterparties to the IP Licenses has performed all of the material obligations required to be performed by it under the IP Licenses. There exists no default or event of default, actual or alleged, under any such IP License that would be material;

(iv)	To the extent any intellectual or industrial property has been created in whole or in part by current or past employees, consultants or independent contractors of the Corporation or its subsidiaries, any such rights therein of such persons have been irrevocably assigned in writing to the Corporation or its subsidiaries, and all authors of the works have waived all moral rights that they may have in writing. No such person has any claim or asserted any claim in respect of any intellectual or industrial property or component thereof of the Corporation or its subsidiaries;

(v)	The Corporation and its subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential proprietary information forming part of the intellectual and industrial property rights owned or possessed by the Corporation and its subsidiaries;

(mmm)	Premises. With respect to each premises of the Corporation and its subsidiaries which is material to the Corporation (on a consolidated basis) and which the Corporation and/or its subsidiaries occupy as tenant (the “Premises”), the Corporation and/or such subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Corporation and/or such subsidiaries occupy the Premises is in good standing and in full force and effect;

(nnn)	Employment Matters. The Corporation and its subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Corporation and its subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Corporation or its subsidiaries and the Corporation and its subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or its subsidiaries carry on business or have employees;

(ooo)	Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its subsidiaries for the benefit of any current or former officer, director, employee or consultant of the Corporation or its subsidiaries has been maintained and funded in material compliance with the terms thereof and with the requirements prescribed by Applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereof) to the extent required by applicable Canadian Securities Laws. All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any current or former officer, director, employee or consultant of the Corporation or its subsidiaries have been accurately reflected in the books and records of the Corporation and its subsidiaries;

(ppp)	No Loans. Neither the Corporation nor any subsidiary of the Corporation has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other. Neither the Corporation nor any subsidiary has made any material loans to or guaranteed the material obligations of any other person;

(qqq)	Non-Arm’s Length Transactions. The Corporation and its subsidiaries do not owe any amount to, have not borrowed any amount from and are not otherwise indebted to, and the Corporation and its subsidiaries do not have any present loans or other indebtedness made to, any officer, director, employee or security holder of the Corporation or its subsidiaries, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them, except as described or disclosed in the Disclosure Package and the Prospectuses and for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation and its subsidiaries. The Corporation and its subsidiaries are not a party to any material contract or agreement or understanding with any officer, director, employee or security holder of the Corporation or any of its subsidiaries or any other person not dealing at arm’s length with the Corporation or any of its subsidiaries;

(rrr)	Related Parties. Except as described or disclosed in the Disclosure Package and the Prospectuses, none of the directors, officers or employees of the Corporation or its subsidiaries, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and its subsidiaries, on a consolidated basis;

(sss)	Insurance. The Corporation and the subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Agreement or Debt Instrument; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Corporation and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation and its subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Corporation nor its subsidiaries has failed to promptly give any notice of any material claim thereunder;

(ttt)	Fees, Commissions and Proceeds. Other than as provided by this Agreement and the Subscription Receipt Agreement or as disclosed in the Disclosure Package and the Prospectuses, no brokerage, agency or other financial advisory or similar fee is payable by the Corporation in connection with the offering of the Offered Securities, and other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the offering of the Offered Securities;

(uuu)	No Stamp Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery to the Underwriters of the Underlying Common Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Underlying Common Shares by an underwriter to U.S. residents;

(vvv)	Sanctions.

(i) Neither the Corporation nor any of its subsidiaries, nor any director, officer, or employee thereof, nor, to the Corporation’s knowledge, any agent, affiliate or representative of the Corporation or any of its subsidiaries, is a person that is, or is controlled or 50% or more owned by a person that is:

(A)	the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority, including any applicable trade, economic or financial sanctions, export controls or trade embargoes or related restrictive measures imposed, administered or enforced from time to time under any export control or economic sanctions laws (collectively, “Sanctions”), nor

(B)	located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran and North Korea);

(ii)	The Corporation will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person:

(A)	to fund or facilitate any activities or business of or with any person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)	in any other manner that will result in a violation of Sanctions by any person (including any person participating in the offering, whether as underwriter, advisor, investor or otherwise);

(iii)              The Corporation and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions;

(www)	IT Systems and Corporation Data. The Corporation’s and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Corporation and its subsidiaries as currently conducted and, to the Corporation’s and its subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Corporation and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Corporation Data”) used in connection with their businesses, and, to the Corporation’s and its subsidiaries’ knowledge, there have been (i) no breaches, violations, outages or unauthorized uses of or accesses to the same, except for those that have been remedied without material cost or liability or the duty to notify any other person, and (ii) no incidents under internal review or investigations relating to the same, except where such breach, violation, outage, unauthorized use or access, or incidents under internal review or investigation relating to the same, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Corporation and its subsidiaries are presently in material compliance with all Applicable Laws and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Corporation and its subsidiaries, and all internal policies and contractual obligations relating to the privacy and security of IT Systems and Corporation Data and to the protection of such IT Systems and Corporation Data from unauthorized use, access, misappropriation or modification;

(xxx)	Marketing Materials. Any marketing material that the Corporation is required to file with or deliver to the Securities Commissions has been, or will be, filed with or delivered to the Securities Commissions in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Corporation has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Corporation (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws.

(yyy)	PFIC Status. Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it likely was a passive foreign investment company (a “PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its most recently completed taxable year. While the Corporation has not made a determination of expected PFIC status for the current taxable year, there is a risk that it may be a PFIC in the current taxable year and in the foreseeable future. For any year in which the Corporation is a PFIC, if any, the Corporation can provide no assurances that it will satisfy the record keeping requirements of a PFIC or that it will make available to purchasers of the Underlying Common Shares that are subject to United States federal income taxation the information such purchasers require to make a “qualified electing fund” election pursuant to Section 1295 of the Code with respect to the Corporation, and as a result, such an election may not be available to such purchasers;

(zzz)	Concurrent Private Placement.

(i)	There have been no material disputes or claims and the Corporation is not aware of any threatened or pending material disputes or claims, relating to the subject matter of, or the transactions contemplated under, the Concurrent Subscription Agreements;

(ii)	A true copy of the Concurrent Subscription Agreements has been provided to the Underwriters and the Corporation is not in material breach of any of its covenants in the Concurrent Subscription Agreements;

(iii)	The Corporation has no reason to believe that the representations and warranties of IQ, CGF and ENI in the Concurrent Subscription Agreements are not true and correct in all material respects or that any of IQ, CGF or ENI is in breach of any of its material covenants in the Concurrent Subscription Agreements;

(iv)	To the Corporation’s knowledge, no event has occurred or condition exists which is reasonably likely to prevent the Concurrent Private Placement from being completed prior to the Termination Time; and

(v)	To the Corporation’s knowledge, the disclosure regarding the Concurrent Private Placement in the Canadian Final Prospectus and the U.S. Final Prospectus contains no misrepresentation within the meaning of applicable Canadian Securities Laws or U.S. federal securities laws.

7.2	The Corporation covenants and agrees with and in favour of the Underwriters that the proceeds received by the Corporation from the Underwriters from the sale of the Offered Securities will be used for the purposes to be described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

7.3	Unless the Corporation and the Bookrunners otherwise agree in writing, neither the Corporation nor any Underwriter has made and none of them will make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses, if any, included in Schedule A hereto. Any such Free Writing Prospectus consented to by the Bookrunners or the Corporation is hereinafter referred to as a Free Writing Prospectus. The Corporation agrees that (i) it has treated and will treat, as applicable, each Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) it has complied and will comply, as applicable, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

8.	CLOSING

8.1	The closing of the purchase and sale of the Underwritten Securities shall take place electronically at the Closing Time, or at such other time and place as may be agreed to in writing by the parties hereto.

8.2	At the Closing Time:

(a)	the Corporation shall cause TSX Trust Company, as registrar and transfer agent of the Subscription Receipts, to electronically deposit with CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, the Underwritten Securities purchased by the Underwriters hereunder, registered in the name of “CDS & Co.” as CDS’s nominee, to be held by CDS as non-certificated inventory in accordance with CDS’s rules and procedures;

(b)	the Corporation shall deliver to BMO Nesbitt Burns Inc., on behalf of all of the Underwriters, a direction to deduct the Non-Escrowed Underwriting Fee payable on the gross proceeds of the sale of the Underwritten Securities hereunder at the Closing Time, which the Corporation agrees to pay the Underwriters for their services in connection with the issuance and sale of the Underwritten Securities from the gross purchase price for the Underwritten Securities owing to the Corporation; and

(c)	BMO Nesbitt Burns Inc. will cause to be sent to the Subscription Receipt Agent by wire transfer or bank transfer, on behalf of the Underwriters, the aggregate purchase price for the Underwritten Securities issued and sold hereunder, less the Non-Escrowed Underwriting Fee as contemplated in Section 8.2(b).

8.3	The Underwriters will provide a written direction to CDS with respect to the crediting of the Underwritten Securities to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

8.4	The purchase and sale of any Over-Allotment Securities will take place electronically on the Over-Allotment Closing Date at the applicable Over-Allotment Closing Time. The closing of any such purchase and sale will be conditional upon and subject to the conditions contained in Section 9 being fulfilled at or prior to the applicable Over-Allotment Closing Time, and shall proceed in the manner set forth in Section 8.2 and be subject to the other terms and conditions as are set forth in this Agreement with respect to the purchase and sale of the Underwritten Securities, including without limitation those set forth in Sections 10 and 13, subject in each case to any necessary changes.

9.	CONDITIONS PRECEDENT

9.1	The following are conditions precedent to the obligations of the Underwriters hereunder which conditions the Corporation covenants to have fulfilled, to the extent applicable, at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a)	Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)	there shall not have occurred any downgrading, nor shall any notice have been received by the Corporation of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded to any of the securities of the Corporation or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the U.S. Exchange Act; and

(ii)	there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Corporation and its subsidiaries, taken as a whole, from that set forth in each of the Disclosure Package and the Prospectuses, that has a Material Adverse Effect and that makes it, in the Underwriters’ reasonable judgment, impracticable to market the Subscription Receipts on the terms and in the manner contemplated in such documents.

(b)	The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Corporation, but without personal liability, to the effect set forth in Section 9.1(a) above and to the effect that the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date and that the Corporation has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date. The officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened.

(c)	The Underwriters shall have received on the Closing Date an opinion of Stein Monast LLP, outside Canadian counsel for the Corporation (and such counsel may arrange for separate deliveries of opinions of local counsel, where such counsel deems such delivery proper, as to the laws of any Province other than the province of Québec and the laws of Canada applicable therein or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters) and may rely upon, as to matters of fact, certificates of public officials and officers of the Corporation, as applicable, and letters from stock exchange representatives and transfer agents dated the Closing Date, with respect to the following matters, subject to customary limitations, assumptions and qualifications:

(i)	the Corporation has been incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and capacity to own its property and to conduct its business as described in each of the Disclosure Package and the Prospectuses, and is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(ii)	each Canadian Subsidiary has been incorporated, is validly existing in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and capacity to own its property and to conduct its business as described in each of the Disclosure Package and the Prospectuses, and is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii)	the Corporation is duly registered as an extra-provincial corporation in the Province of Québec under the Act respecting the legal publicity of enterprises (Quebec);

(iv)	the Corporation is a “reporting issuer” (as that term is defined under Canadian Securities Laws) or the equivalent in each of the Provinces, and is not noted as being in default on the lists of defaulting reporting issuers maintained by the Securities Commissions;

(v)	the authorized share capital of the Corporation conforms as to legal matters to the description thereof contained in each of the Disclosure Package and the Prospectuses;

(vi)	all of the issued shares of each Canadian Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and the Corporation is the registered owner of all such shares;

(vii)	the Offered Securities have been duly and validly created, allotted and issued as fully paid and non-assessable Subscription Receipts of the Corporation in accordance with the Subscription Receipt Agreement;

(viii)	all necessary actions have been taken by the Corporation to reserve for issuance the Underlying Common Shares and such Underlying Common Shares will, upon their issuance in accordance with the Subscription Receipt Agreement and the constating documents of the Corporation, be validly authorized and issued and outstanding as fully paid and non-assessable Common Shares;

(ix)	the form of any definitive certificates representing the Offered Securities and the Underlying Common Shares have been approved and adopted by the Corporation and comply with all legal requirements (including all applicable requirements of the TSX) relating thereto and, in the case of the form of any definitive certificates representing the Offered Securities, comply with the Subscription Receipt Agreement;

(x)	the issuance of the Offered Securities and the Underlying Common Shares will not be subject to any pre-emptive or similar rights under the CBCA or, to such counsel’s knowledge, any agreements of the Corporation that are material to the Corporation;

(xi)	the issuance of the Underlying Common Shares by the Corporation to holders of the Offered Securities upon exchange thereof in accordance with the Subscription Receipt Agreement is exempt from prospectus requirements under applicable Canadian Securities Laws;

(xii)	each of this Agreement, the Subscription Receipt Agreement and the Concurrent Subscription Agreements has been duly authorized and, in so far as execution and delivery are applicable and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein, executed and delivered by the Corporation;

(xiii)	the execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under, each of this Agreement, the Subscription Receipt Agreement and the Concurrent Subscription Agreements will not result in a material breach of or a material default (whether after notice or lapse of time or both) of any terms, conditions or provisions of the laws of the Province of Québec or federal laws of Canada applicable therein that are applicable to the Corporation, or the articles of incorporation or by laws of the Corporation or, to such counsel’s knowledge, such agreements of the Corporation that are material to the Corporation as to be mutually agreed, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency having jurisdiction under the laws of the Province of Québec or federal laws of Canada applicable therein is required for the performance by the Corporation of its obligations under each of this Agreement, the Subscription Receipt Agreement and the Concurrent Subscription Agreements except as have been obtained or will be obtained prior to the Closing Date;

(xiv)	subject to the qualifications and limitations set out therein, the summary of matters included in the Canadian Final Prospectus under the caption “Statutory Rights of Withdrawal and Rescission” and in the Registration Statement under the caption “Part II – Information Not Required To Be Delivered To Offerees or Purchasers – Indemnification of Directors and Officers” is in each case an accurate summary in all material respects of such matters;

(xv)	the description of the Offered Securities and the Underlying Common Shares in the Canadian Final Prospectus is, in all material respects, an accurate description of the rights, privileges, restrictions and conditions attaching to such securities;

(xvi)	subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Disclosure Package and the Prospectuses under the caption “Certain Canadian Federal Income Tax Considerations” accurately describe a general summary, in all material respects, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires Offered Securities and the Underlying Common Shares;

(xvii)	subject to the qualifications, assumptions and limitations referred to therein, the statements set out in the Prospectus Supplement under the caption “Eligibility for Investment” is in each case accurate as of the date hereof;

(xviii)	except as set out in a schedule to such counsel’s opinion, such counsel does not represent the Corporation or any of its subsidiaries in respect of any legal or governmental proceedings pending or threatened to which the Corporation or any of its subsidiaries is a party that are not described in the Registration Statement, the Disclosure Package and the Prospectuses;

(xix)	subject to the qualifications, assumptions and limitations referred to therein, in the opinion of such counsel, the Canadian Final Prospectus (except for the financial statements and financial schedules and other financial and statistical data included therein, as to which such counsel does not express any opinion) when it was filed with the Securities Commissions, appears on its face to have been appropriately responsive in all material respects to the requirements of applicable Canadian Securities Laws (it being understood that counsel expresses no opinions as to the accuracy of the disclosure made in response to such requirements or whether such disclosure constitutes all material information required to be disclosed in response thereto);

(xx)	all necessary corporate actions have been taken by the Corporation to authorize the execution and the filing of the Canadian Preliminary Prospectus Supplement and the Canadian Final Prospectus, with the AMF and the other Securities Commissions in each of the Provinces;

(xxi)	all necessary corporate action has been taken by the Corporation to authorize the filing of the Registration Statement, the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus with the SEC;

(xxii)	all necessary corporate actions have been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

(xxiii)	each of this Agreement, the Subscription Receipt Agreement and the Concurrent Subscription Agreements has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation and is enforceable against the Corporation in accordance with its terms, subject to customary qualifications for enforceability opinions, and subject to qualifications regarding the governing laws of each such agreement;

(xxiv)	TSX Trust Company, at its principal transfer office in the City of Montréal, Québec, has been duly appointed as registrar and transfer agent in respect of the Offered Securities and the Underlying Common Shares in Canada;

(xxv)	all necessary documents have been filed, all requisite proceedings have been taken and all other necessary approvals, permits, consents and authorizations have been obtained by the Corporation under Canadian Securities Laws to qualify the distribution of the Offered Securities and the Underlying Common Shares to the public in the Provinces through persons who are registered under the Canadian Securities Laws of the Provinces who have complied with the relevant provisions of such Canadian Securities Laws;

(xxvi)	the TSX has granted conditional approval for the listing of the Offered Securities and the Underlying Common Shares, subject only to the satisfaction by the Corporation of customary conditions imposed by the TSX;

(d)	The Underwriters shall have received on the Closing Date an opinion of Dorsey & Whitney LLP, outside U.S. counsel for the Corporation, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters.

(e)	The Underwriters shall have received on the Closing Date a letter or reliance letter, as applicable, of the Corporation’s legal counsel, addressed to the Underwriters, dated as of the Closing Date, in form and substance reasonably satisfactory to the Underwriters, with respect to title and ownership rights in each Material Property.

(f)	The Underwriters shall have received on the Closing Date an opinion of DLA Piper LLP (US), U.S. counsel for the Underwriters, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters.

(g)	The Underwriters shall have received, on each of the date hereof and the Closing Date, a “comfort letter” from PricewaterhouseCoopers LLP, independent public accountants, pursuant to Section 3.1(g).

(h)	The Underwriters shall have received an opinion of Stein Monast LLP, outside Canadian counsel for the Corporation, pursuant to Section 3.1(f)(i).

(i)	The Underwriters shall have received an opinion of PricewaterhouseCoopers LLP, independent public accountants, pursuant to Section 3.1(f)(ii).

(j)	The Underwriters shall have received on the date hereof and on the Closing Date a certificate, dated each such date and signed by the chief financial officer of the Corporation, but without personal liability, in form and substance reasonably satisfactory to the Underwriters, covering certain financial and operational data included or incorporated by reference in the Registration Statement, Disclosure Package and the Prospectuses.

(k)	The Corporation shall have furnished to the Underwriters evidence that (i) the Offered Securities and the Underlying Common Shares have been conditionally approved for listing and trading on the TSX, subject to the Corporation complying with the usual conditions imposed by the TSX with respect thereto, and (ii) the Underlying Common Shares have been authorized for listing and trading on the NYSE, on the Closing Date.

(l)	If the Registration Statement has been filed with FINRA for review, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms or other arrangements or transactions, contemplated hereby which remain unresolved.

(m)	The obligations of the Underwriters to purchase Over-Allotment Securities hereunder are subject to the delivery to you on the applicable Over-Allotment Closing Date of the following:

(i)	a certificate, dated the Over-Allotment Closing Date and signed by an executive officer of the Corporation, confirming that the certificate delivered on the Closing Date pursuant to Section 9.1(b) hereof remains true and correct as of such Over-Allotment Closing Date;

(ii)	an opinion of Stein Monast LLP, outside Canadian counsel for the Corporation (and such counsel may arrange for separate deliveries of opinions of local counsel as described above in Section 9.1(c)), dated the Over-Allotment Closing Date, relating to the Over-Allotment Securities to be purchased on such Over-Allotment Closing Date and otherwise to the same effect as the opinion required by Sections 9.1(c) and 9.1(h) hereof;

(iii)	an opinion of Dorsey & Whitney LLP, outside U.S. counsel for the Corporation, dated the Over-Allotment Closing Date, relating to the Over-Allotment Securities to be purchased on such Over-Allotment Closing Date and otherwise to the same effect as the opinion required by Section 9.1(d) hereof;

(iv)	the title opinion, dated the Over-Allotment Closing Date, to the same effect as the title opinion required by Section 9.1(e) hereof;

(v)	an opinion of DLA Piper LLP (US), U.S. counsel for the Underwriters, dated the Over-Allotment Closing Date, relating to the Over-Allotment Securities to be purchased on such Over-Allotment Closing Date and otherwise to the same effect as the opinion required by Section 9.1(f) hereof;

(vi)	a letter dated the Over-Allotment Closing Date, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 9.1(g) hereof; provided that the letter delivered on the Over-Allotment Closing Date shall use a “cut-off date” not earlier than two business days prior to such Over-Allotment Closing Date;

(vii)	an opinion dated the Over-Allotment Closing Date, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 9.1(i) hereof;

(viii)	a certificate, dated the Over-Allotment Closing Date and signed by the chief financial officer of the Corporation, confirming that the certificate delivered on the date of this Agreement and the Closing Date pursuant to Section 9.1(j) hereof remains true and correct as of such Over-Allotment Closing Date; and

(ix)	such other documents as you may reasonably request with respect to the good standing of the Corporation, the due authorization and issuance of the Over-Allotment Securities to be sold on such Over-Allotment Closing Date and other matters related to the issuance of such Over-Allotment Securities.

(n)	The “lock-up” agreements, each substantially in the form of Schedule B hereto, between you, the officers and directors of the Corporation relating to sales and certain other dispositions of Common Shares and or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

10.	TERMINATION

10.1	The obligation of the Underwriters to purchase the Underwritten Securities shall be subject to the accuracy as of the Closing Time in all material respects of the representations and warranties of the Corporation contained herein or in any certificate or document delivered pursuant to or as contemplated by this Agreement to be executed and delivered on or before closing and the due fulfillment and compliance in all material respects by the Corporation of and with its covenants herein contained.

10.2	All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any material breach of, default under or non-compliance with any such representation, warranty, term or condition by the Corporation shall entitle any of the Underwriters to terminate such Underwriter’s obligation to purchase the Underwritten Securities by giving written notice to that effect to the Corporation, provided that any such notice of termination must be given at or prior to the Closing Time, and failure to give such notice by the Closing Time shall constitute a waiver of such right of termination with respect to such breach, default or non-compliance. The Underwriters may waive, in whole or in part, or extend the time for compliance with any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter. No act of the Underwriters in offering the Offered Securities or in preparing or joining in the execution of the Prospectuses, any Supplementary Material, any Marketing Documents and the Disclosure Package shall constitute a waiver of or estoppel against the Underwriters.

10.3	In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled, at its option, to terminate and cancel its obligations under this Agreement, without any liability on its part if, prior to the Closing Time:

(a)	any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Securities is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Offered Securities has been issued, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, by the TSX or the NYSE or by any other competent authority, and has not been promptly rescinded, revoked or withdrawn;

(b)	any inquiry, investigation or other proceeding (whether formal or informal) in respect of the Corporation or any of its subsidiaries is announced, commenced or threatened or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) by any Securities Commission or the SEC, by the TSX or the NYSE or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof by any such authority, if, in the reasonable opinion of the Underwriters or any of them, the change, announcement, commencement, threatening or issuing thereof, materially adversely affects the trading or distribution of the Offered Securities;

(c)	there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, any outbreak or escalation of war, hostilities or terrorism, or national emergency or similar event) or any change of Applicable Laws (or in the judicial interpretation thereof), inquiry or other occurrence of any nature whatsoever which, in the opinion of the Underwriters or any of them, acting reasonably, seriously adversely affects, or will seriously adversely affect, the financial markets generally in Canada or the United States or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole;

(d)	there should occur any material change or change in a material fact or the Underwriters become aware, whether as a result of their due diligence review or otherwise, of any material fact with respect to the Corporation, which had not been publicly disclosed at or prior to the date hereof, in either case which, in the reasonable opinion of the Underwriters or any of them, would be expected to have a significant adverse effect on the market price or value of the Common Shares; or

(e)	if, prior to the Closing Time, a Termination Event has occurred.

If an Underwriter shall elect to terminate its obligation to purchase the Underwritten Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder with respect to such Underwriter shall be limited to the indemnity and contribution rights referred to in Section 11 and the payment of expenses referred to in Section 12 as shall have been previously incurred.

The rights of termination contained in this Section 10 may be exercised by any Underwriter acting alone and, subject to the immediately preceding paragraph, are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Except as provided in the immediately preceding paragraph, any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this Section 10 shall not be binding upon any other Underwriter. If one or more but not all of the Underwriters shall exercise the rights of termination herein, then the provisions of Sections 13.2 and 13.3 shall apply.

11.	INDEMNIFICATION

11.1	The Corporation (the “Indemnitor”) hereby covenants and agrees to indemnify and hold harmless each of the Underwriters, their respective affiliates and each of their respective directors, officers, employees, shareholders and agents and each person who controls any Underwriter within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (each an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Securities or other indirect, special, punitive, exemplary or consequential damages or claims), costs (including without limitation any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim), damages and expenses (including for greater certainty all such liabilities, claims, losses, costs, fines, penalties, damages or expenses suffered by or made against an Indemnified Party or by any person who may attract or be subject to liability as an underwriter) in any way caused by or arising directly or indirectly from or in consequence of:

(a)	any information or statement contained in or incorporated by reference into the Prospectuses, any Supplementary Material, the Preliminary Prospectuses, any Issuer Free Writing Prospectus or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters’ counsel in writing expressly for inclusion therein) which is or is alleged to be a misrepresentation or materially untrue, or any omission or alleged omission to provide any information or state any fact (other than any information or statement relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement materially untrue or materially misleading in light of the circumstances in which they were made;

(b)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Bookrunners specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)	any order made or any inquiry, investigation or proceeding commenced or threatened by any Securities Commission or other authority based upon any failure by the Corporation to comply with any applicable Canadian Securities Laws or U.S. federal securities laws or any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them) in the Prospectus, in any Supplementary Material, the U.S. Preliminary Prospectus Supplement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or in any other document or material filed or delivered pursuant hereto, preventing or restricting trading in or distribution of the Offered Securities; or

(d)	any material breach of, or material default under, or material non-compliance by the Corporation with any requirements of applicable Canadian Securities Laws and U.S. federal securities laws, the by-laws, rules or regulations of the TSX or NYSE in connection with the transactions contemplated hereby or any representation, warranty, covenant, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or delivered pursuant hereto.

The Indemnitor agrees that no Indemnified Party will have any liability (either direct or indirect, contractual or extra-contractual or otherwise) to the Indemnitor or any person asserting claims on its behalf or in right for or in connection with the Offering, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from fraud or intentional or gross fault of such Indemnified Party.

The Corporation acknowledges that the statements set forth under the paragraph heading “Conflicts of Interest” within the section titled “Plan of Distribution” in the Prospectus Supplement and the U.S. Final Prospectus constitute the only information and statements relating solely to the Underwriters that has been provided in writing to the Corporation by or on behalf of any Underwriter through the Bookrunners specifically for inclusion therein.

11.2	In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 11.1 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Indemnitor shall contribute to the aggregate amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Indemnitor on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities; or

(b)	if the allocation provided by clause (a) above is not permitted by Applicable Laws, in such proportion as is appropriate to reflect the relative fault of the Indemnitor on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in Section 11.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the lesser of the Underwriting Fee and any portion thereof actually received. The relative benefits received by the Indemnitor on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the gross proceeds from the distribution of the Offered Securities is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitor on the one hand and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the matters or things referred to in Section 11.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitor or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, or other matter or thing referred to in Section 11.1. The Indemnitor and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 11.2 were determined by any method of allocation which does not take into account the equitable considerations referred to in this Section 11.2. Notwithstanding the provisions of this Section 11.2, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

11.3	If any matter or thing contemplated by Section 11 shall be asserted against any Indemnified Party, such Indemnified Party shall notify in writing the Indemnitor and the Underwriters as soon as possible of the nature of such claim (provided that any failure to so notify the Indemnitor within such period shall not relieve the Indemnitor of liability under Sections 11.1 and 11.2, except to the extent that such failure to notify has prejudiced the Indemnitor) and the Indemnitor shall be entitled (but not required) to assume the defence of any suit or proceeding brought to enforce such claim. Any such defence shall be through legal counsel selected by the Indemnitor and acceptable to the Indemnified Party, acting reasonably (whose acceptance shall not be unreasonably withheld or delayed), and no admission of liability or settlement shall be made by the Indemnitor or any Indemnified Party in respect of the claim against any Indemnified Party without, in each case, the prior written consent of the other party (the Indemnified Party or the Indemnitor, as applicable), such consent not to be unreasonably withheld or delayed), provided that the Indemnitor may settle any claim without the consent of the Indemnified Party if: (i) such settlement involves only the payment of money damages by the Indemnitor; (ii) such settlement does not impose any obligation, restriction or liability on the Indemnified Party and does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party; and (iii) such settlement includes an unconditional release of the Indemnified Party from all liability in connection with such claim. An Indemnified Party shall have the right to retain separate counsel in any such suit or proceeding and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Indemnitor fails to assume the defence of such suit or proceeding on behalf of the Indemnified Party within a reasonable period of time, or (ii) the retention of such counsel has been authorized in writing by the Indemnitor, or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Indemnitor and the Indemnified Party shall have received a written opinion from counsel acceptable to the Indemnitor that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor and which cannot reasonably be maintained by one law firm that represents both the Indemnified Party and the Indemnitor (in which case, if such Indemnified Party notifies the Indemnitor in writing that it elects to retain separate counsel at the expense of the Indemnitor, the Indemnitor shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable and documented fees and expenses of counsel for the Indemnified Party; provided, however, that the Indemnitor shall not, in connection with any one such action or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one law firm for all such Indemnified Parties). The Indemnified Party shall promptly provide the Indemnitor copies of all documents and information pertaining to the claim, take all actions necessary to preserve its rights to object to or defend against the claim, consult and co-operate with the Indemnitor in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and co-operate and assist in any negotiations to compromise or settle or in any defence of a claim undertaken by the Indemnitor. The Indemnitor shall not be liable for any settlement of any action or proceeding effected without its prior written consent. It is the intention of the Indemnitor to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, employees, shareholders and agents, of the covenants of the Indemnitor under Sections 11.1 and 11.2 with respect to the Underwriters’ directors, officers, employees, shareholders and agents, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

11.4	The rights provided in this Section 11 shall be in addition to and not in derogation from any other rights which the Underwriters may have by statute or otherwise at law, provided that the Underwriters shall not be entitled to recover more than once in respect of the same loss, damage, cost or expense, whether pursuant to this Section 11 or otherwise, and any amount recovered by an Indemnified Party pursuant to any other right or remedy shall be taken into account in determining the amount recoverable under this Section 11.

11.5	The rights of indemnity and contribution in favour of the Underwriters, their directors, officers, employees or agents contained in Sections 11.1 and 11.2 in respect of a claim based on a misrepresentation or omission or alleged misrepresentation or omission in the Prospectus, Supplementary Material, or the U.S. Final Prospectus or amendment to the U.S. Base Shelf Prospectus, shall not apply if the Indemnitor has complied with Section 4.1, Section 4.2 and, if applicable, Section 6 hereof, and the person asserting that claim was not provided with a copy of the Prospectus, any Supplementary Material, or the U.S. Final Prospectus or amendment to the U.S. Base Shelf Prospectus (which is required under the applicable Canadian Securities Laws and/or U.S. federal securities laws to be delivered to that person by the members of any Selling Firms) which corrects such misrepresentation or omission or alleged misrepresentation or omission.

12.	EXPENSES

12.1	Whether or not the sale of Offered Securities contemplated hereby is completed, all reasonable and documented expenses of or incidental to the Offering shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Offered Securities for distribution in the Provinces and in the United States, the preparation, printing, issuance and delivery of certificates for the Offered Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Offered Securities, if applicable, any registration or qualification of the Offered Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification), any filings required to be made with FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings), the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Offered Securities, all other costs and expenses of the Corporation and its representatives incidental to the performance by the Corporation of its obligations hereunder, the fees and expenses of counsel, auditors and experts of the Corporation, fees and expenses of the Subscription Receipt Agent, fees and expenses for marketing of the offering (including “greensheets”), listing fees, and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Final Base Shelf Prospectus, Prospectus Supplement, Marketing Documents, any Supplementary Material, the Registration Statement, the U.S. Final Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, the reasonable and documented fees and expenses of Underwriters’ legal counsel (not to exceed, in the aggregate, US$500,000, excluding any applicable taxes and disbursements) and all out-of-pocket expenses of the Underwriters, plus all applicable taxes in respect of any of the foregoing.

13.	OBLIGATIONS OF THE UNDERWRITERS

13.1	The Underwriters’ obligations to purchase the Underwritten Securities or the Over-Allotment Securities, as applicable, at the Closing Time or the applicable Over-Allotment Closing Time, as applicable, will be joint (and not solidary) and will be limited to the percentage set out opposite the name of the Underwriters respectively below:

BMO Nesbitt Burns Inc.	40.00%
National Bank Financial Inc.	40.00%
ATB Capital Markets Corp.	10.00%
H.C. Wainwright & Co., LLC	3.33%
Maxim Group LLC	3.33%
Roth Canada, Inc.	3.33%
100.00%

13.2	If an Underwriter (a “Refusing Underwriter”) does not complete the purchase and sale of the Offered Securities which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 10) (the “Defaulted Securities”), the Bookrunners may delay the Closing for not more than 10 Business Days and find one or more substitute underwriters to purchase the Defaulted Securities, or the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities pro rata according to the number of Offered Securities to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Securities to be purchased by the Refusing Underwriter does not exceed 10% of the Offered Securities, the Continuing Underwriters will be obligated to purchase the Defaulted Securities on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Securities to be purchased by the Refusing Underwriters exceeds 10% of the Offered Securities, the Continuing Underwriters will not be obliged to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted Securities:

(a)	the Continuing Underwriters will not be obliged to purchase any of the Offered Securities and will have the right to terminate their obligations under this Agreement in which event, there will be no further liability on the part of the Continuing Underwriters or the Corporation except pursuant to the provisions of Sections 11 and 12;

(b)	the Corporation will not be obliged to sell any of the Offered Securities; and

(c)	the Corporation will be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event, there will be no further liability on the part of the Continuing Underwriters or the Corporation except pursuant to the provisions of Sections 11 and 12.

13.3	Nothing hereunder shall relieve a Refusing Underwriter from any liability to the Corporation for any breach by it of this Agreement.

14.	CONCURRENT OFFERINGS

The Corporation shall not from the date hereof until 90 days after the Closing Date, directly or indirectly, issue, sell, agree to issue or sell, grant any option for the sale of, or otherwise dispose of any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, including subscription receipts, or enter into any agreement or arrangement under which the Corporation acquires or transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or announce such intention, or file a prospectus or registration statement with a Securities Commission or the SEC in respect thereof, without the prior written consent of the Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, provided that the foregoing restriction shall not apply in any event to: (i) grants of Options, RSU, DSU and/or PSU pursuant to and in accordance with the Omnibus Plan, (ii) rights or obligations under securities or instruments outstanding, (iii) the issuance of Common Shares following the exercise of Options or settlement of RSU, DSU and/or PSU pursuant to the Corporation’s Omnibus Plan, (iv) the issuance of Common Shares to IQ, CGF and ENI under the Concurrent Private Placement, (v) the issuance of the Over-Allotment Securities pursuant to the exercise of the Over-Allotment Option, or (vi) the issuance of the Underlying Common Shares pursuant to the terms of Offered Securities in accordance with the Subscription Receipt Agreement.

15.	AUTHORITY TO BOOKRUNNERS

15.1	The Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Bookrunners which shall represent the Underwriters and which shall have the authority to bind the Underwriters except in respect of a notice of termination given pursuant to Section 10 or Section 13, which notice may be given by any of the Underwriters, any waiver pursuant to Section 10.2, which waiver may be given by any of the Underwriters exercising such waiver, or an agreement of settlement under Section 11.3, which may be made only by the Underwriters affected thereby. The Bookrunners shall consult fully with all other Underwriters with respect to any such notice or other communication.

16.	NOTICES

16.1	Any notice or other communication to be given hereunder shall be addressed to:

(a)	in the case of notice to the Corporation:

NOUVEAU MONDE GRAPHITE INC.

481, rue Brassard, Saint-Michel-Des-Saints
Québec, J0K 3B0, Canada

Attention:	Eric Desaulniers, President & Chief Executive Officer

Email:	[REDACTED – PERSONAL INFORMATION]

with a copy to (which shall not constitute notice):

STEIN MONAST LLP

70, rue Dalhousie, Québec
Québec, G1K 4B2, Canada

Attention:	Pierre-Olivier Plante

Email:	pierre-olivier.plante@steinmonast.ca

(b)	and, in the case of notice to the Underwriters, to the attention of the Bookrunners:

BMO Nesbitt Burns Inc.
129 St-Jacques Street, 11th Floor
Montreal, Quebec H2Y 1L6

Attention:	Nikolas Asselin

Email:	[REDACTED – PERSONAL INFORMATION]

NATIONAL BANK FINANCIAL INC.

1155 Metcalfe Street, 23rd Floor

Montréal, Québec H3B 4S9

Attention:	Thomas Bachand

Email:	[REDACTED – PERSONAL INFORMATION]

FASKEN MARTINEAU DUMOULIN LLP

800 Victoria Square, Suite 3500
Montréal, QC H3C 0B4

Attention:	Frank Mariage

Email:	fmariage@fasken.com

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by email, and shall be deemed to be given at the time emailed or delivered, if emailed or delivered to the recipient on a Business Day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located). Either party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

17.	MISCELLANEOUS

17.1	The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Underwritten Securities and any Over-Allotment Securities and shall continue in full force and effect for a period equal to the statutory limitation period following completion of the distribution of the Offered Securities, unaffected by any subsequent disposition by the Underwriters of the Underwritten Securities and any Over-Allotment Securities and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus Supplement, any Supplementary Material, the Disclosure Package and the U.S. Final Prospectus or the distribution of the Offered Securities.

17.2	Time shall be of the essence of this Agreement.

17.3	This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of Québec.

17.4	Unless otherwise specified, all references in this Agreement to “$” refer to United States dollars.

17.5	Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices resulting here from be drawn up in the English language.

17.6	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument. A signed counterpart by way of portable document format (pdf) shall be as binding upon the parties as an originally signed counterpart.

17.7	Recognition of the U.S. Special Resolution Regimes:

(a)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 17.7:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder, and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(remainder of page intentionally left blank)

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this Agreement to BMO Nesbitt Burns Inc. and National Bank Financial Inc., on behalf of the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Offered Securities on the terms set out herein.

Yours very truly,

BMO NESBITT BURNS INC.		NATIONAL BANK FINANCIAL INC.
By:	(signed) Nikolas Asselin	By:	(signed) Thomas Bachand
	Name: Nikolas Asselin		Name: Thomas Bachand
	Title: Director		Title: Managing Director

ATB CAPITAL MARKETS CORP.		H.C. WAINWRIGHT & CO., LLC
By:	(signed) Kevin Tychon	By:	(signed) Edward D. Silvera
	Name: Kevin Tychon		Name: Edward D. Silvera
	Title: Managing Director		Title: Co-Chief Executive Officer

MAXIM GROUP LLC		ROTH CANADA, INC.
By:	(signed) Larry Glassberg	By:	(signed) Michael Tait
	Name: Larry Glassberg		Name: Michael Tait
	Title: Co-Head of Investment Banking		Title: Managing Director

Accepted and agreed to by the undersigned as of the date of this letter agreement first written above.

NOUVEAU MONDE GRAPHITE INC.
By:	(signed) Eric Desaulniers
Name: Eric Desaulniers
Title: President & Chief Executive Officer

[Signature page to Underwriting Agreement]

Schedule A

Pricing Information:

Underwritten Securities: 45,600,000 Subscription Receipts

Over-Allotment Securities: 6,840,000 Subscription Receipts

Offering Price: $1.84 per Subscription Receipt

Concurrent Private Placement: 115,847,791 Common Shares at the Offering Price

Free Writing Prospectus:

Press Release dated April 9, 2026

Schedule B

FORM OF LOCK-UP

See attached.

LOCK-UP AGREEMENT

April ___, 2026

BMO NESBITT BURNS INC.

NATIONAL BANK FINANCIAL INC.

     As Bookrunners of the Underwriters named in the Underwriting Agreement

c/o BMO Nesbitt Burns Inc.
1 First Canadian Place, 9th Floor
Toronto, Ontario
M5X 1A1

c/o National Bank Financial Inc.
400-1155 rue Metcalfe
Montréal, Québec, H3B 4S9

Ladies and Gentlemen:

The undersigned understands that BMO Nesbitt Burns Inc. and National Bank Financial Inc. (the “Bookrunners”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Nouveau Monde Graphite Inc., a corporation organized and existing under the laws of Canada (the “Company”), providing for the public offering (the “Public Offering”) by the several underwriters named therein, including the Bookrunners (the “Underwriters”), of subscription receipts of the Company, each representing the right to receive one common share of the Company (the “Subject Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Bookrunners on behalf of the Underwriters, the undersigned will not (and will not agree or announce any intention to do so), during the period commencing on the date hereof and ending 90 days after the Closing Date (as defined in the Underwriting Agreement) (the “Restricted Period”), (1) offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares beneficially owned (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a)             transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, “Canadian Securities Laws”) or otherwise shall be required or shall be voluntarily made during the Restricted Period in connection with any such subsequent sales of Subject Shares or other securities acquired in such open market transactions;

(b)             (i) the exercise of stock options or other similar awards granted pursuant to the Company’s equity incentive plans whether granted prior to or after the date hereof or (ii) the vesting or settlement of awards granted pursuant to the Company’s equity incentive plans whether granted prior to or after the date hereof (including the delivery and receipt of Subject Shares, other awards or any securities convertible into or exercisable or exchangeable for Subject Shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any of the undersigned’s Subject Shares or any security convertible into or exchangeable for Subject Shares issued or received upon such exercise, vesting or settlement;

(c)             transfers of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares:

(i)                as a bona fide gift or a charitable donation, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document;

(ii)               if the undersigned is a natural person, to a member of the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

(iii)              if the undersigned is a natural person, to any trust or other like entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv)              if the undersigned is a natural person, to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

(v)               if the undersigned is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of the undersigned or any affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (an “Affiliate”), wholly-owned subsidiary, limited partner, member or stockholder of the undersigned; or

(vi)              if the undersigned is a corporation, partnership, limited liability company or other entity, to any Affiliate, wholly-owned subsidiary, limited partner, member or stockholder of the undersigned or to any investment fund or other entity controlled or managed by the undersigned;

provided that in each case, such transfer shall not involve a disposition for value;

(d)             (i) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares, provided that (A) such plan or modification does not provide for the transfer of Subject Shares during the Restricted Period and (B) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period, and (ii) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares;

(e)             the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares to the Company, pursuant to agreements or rights in existence on the date hereof under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the undersigned’s employment or other service relationship with the Company; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made solely to the Company pursuant to the circumstances described in this clause (e);

(f)              the transfer of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares from the undersigned to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company’s securities or upon the exercise of options to purchase Subject Shares by the undersigned, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (f);

(g)             the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the Subject Shares involving a Change of Control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the restrictions contained in this lock-up agreement;

(h)             the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, provided that no transfer of the undersigned’s Subject Shares proposed to be registered pursuant to the exercise of such rights under this clause (h) shall occur, and no registration statement shall be filed, during the Restricted Period; provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the Restricted Period; or

(i)              any transfer of Subject Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (i);

provided that in the case of any transfer or distribution pursuant to clause (c) other than a charitable donation, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, shall be required or shall be voluntarily made during the Restricted Period; and further provided that in the case of any transfer or distribution pursuant to clause (c) or (h), each Affiliate, subsidiary, donee, distributee or transferee, other than a recipient of a charitable donation, shall concurrently with such transfer or distribution sign and deliver a letter substantially in the form of this lock-up agreement.

For purposes of clause (g) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), after the closing of the Public Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

In addition, except as set forth in this lock-up agreement, the undersigned agrees that, without the prior written consent of the Bookrunners on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this lock-up agreement. The undersigned also understands that the Company and the Underwriters are relying upon this lock-up agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. This lock-up agreement shall automatically terminate, and the undersigned will, in each case, be released from its obligations under this lock-up agreement, upon the earliest to occur, if any, of (a) prior to the execution of the Underwriting Agreement, the date that the Company advises the Bookrunners, in writing, that it does not intend to proceed with the Public Offering or (b) the date of termination of the Underwriting Agreement (if executed) if prior to the closing of the Public Offering.

The obligations of the undersigned under this lock-up agreement may be waived in writing in whole or in part by the Bookrunners, on behalf of the Underwriters.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This lock-up agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

Very truly yours,

Name: